SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities at each period, as follows:

Assets	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Current assets	3,364,981	3,441,160
Non-current assets	11,664,647	11,152,588

Total assets	15,029,628	14,593,748

Liabilities	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Current liabilities	1,778,476	1,579,764
Non-current liabilities	5,849,983	5,675,013
Non–parent participation	37,264	37,192
Net equity attributable to parent company	7,363,905	7,301,779

Total net equity and liabilities	15,029,628	14,593,748

As of March 31, 2019, total assets increased MU.S.$436 compared to December 31, 2018, equivalent to a 2.99% variation. This variation was driven mainly by increases in the balance of property, plant and equipment, trade and other current receivables, which were partially offset by decreases in cash and cash equivalents.

In turn, total liabilities increased by MU.S.$374 principally due to an increase in financial liabilities (mainly financial leasing), and current non-financial liabilities (minimum dividend), partially offset by a decrease in deferred tax liabilities.

The main financial and operational indicators as of the dates and periods indicated below are as follows:

Liquidity ratios	03-31-2019	12-31-2018
Current Liquidity (current assets / current liabilities)	1.89	2.18
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.10	1.33

Debt indicators	03-31-2019	12-31-2018
Debt to equity ratio (total liabilities / equity)	1.03	0.99
Short-term debt to total debt (current liabilities / total liabilities)	0.23	0.22
Long-term debt to total debt (non-current liabilities / total liabilities)	0.77	0.78

	03-31-2019	03-31-2018
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	3.46	5.83

Activity ratio	03-31-2019	12-31-2018
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.73	2.95
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.55	3.92
Inventory permanence-days ((inventories + biological assets) /cost of sales)	131.75	121.96
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	101.51	91.80

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

As of March 31, 2019, the short-term debt represented 23% of total liabilities (22% as of December 31, 2018).

Our financial expenses coverage ratio decreased from 5.83 to 3.46, mainly due to lower earnings before taxes for the period ended March 31, 2019, compared to the same period of 2018.

b)	Statement of profit or loss

Income before income tax

Income before income tax registered a profit of approximately MU.S.$141 compared to a profit of approximately MU.S.$250 in the same period of 2018. The negative variation of MU.S.$109 is explained by the factors described in the following table:

Item	MU.S.$
Gross margin	(97)
Distribution and Administrative Expenses	(10)
Other income and expenses	(2)

Net change in income before income tax	(109)

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	03-31-2019 ThU.S.$	03-31-2018 ThU.S.$
Pulp	652,215	732,860
Timber	697,781	692,689
Forestry	30,747	30,024
Other	7,443	9,081

Total revenues	1,388,186	1,464,654

Sales costs	03-31-2019 ThU.S.$	03-31-2018 ThU.S.$
Wood	184,242	178,431
Forestry work	133,003	158,586
Depreciation and amortization	115,187	95,023
Other costs	509,484	489,551

Total sales costs	941,916	921,591

Profitability index	03-31-2019	12-31-2018
Profitability on equity	6.84	10.05
Profitability on assets	3.41	5.08
Return on operating assets	4.58	8.19

Profitability ratios	03-31-2019	03-31-2018
Income per share (U.S.$) (1)	1.11	1.75
Income after tax (ThU.S.$) (2)	126,099	197,716
Gross margin (ThU.S.$)	446,270	543,063
Financial costs (ThU.S.$)	(57,391)	(51,662)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	03-31-2019 ThU.S.$	03-31-2018 ThU.S.$
Gain (loss)	126,099	197,716
Finance costs	57,391	51,662
Financial income	(6,746)	(4,782)
Expenses for income tax	15,100	51,841
EBIT	191,844	296,437
Depreciation and amortization	124,684	102,315
EBITDA	316,528	398,752
Cost at fair value of the harvest	74,837	81,848
Gain from changes in fair value of biological assets	(36,981)	(29,575)
Exchange difference	(2,127)	(1,049)
Others*	2,627	7,024
Adjusted EBITDA	354,884	457,000

*	Considers impairment provision for property, plant and equipment.

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by Chilean Commission for the Financial Market. We believe that there are no material differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

At the beginning of the year, we experienced no changes in the pulp market. The demand downtrend seen in the last quarter stabilized and showed a slight increase by the end of the quarter, especially in China. In terms of prices, we didn’t see a significant recovery from the last quarter and global inventories remained at high levels. Both scenarios are explained by a general downtrend demand and by pulp production levels that were practically equal to capacity levels. The last eight months remained free of any mayor production or climate issue impacting the market. The Asian market, specifically the Chinese one, was the most affected by the trend change from the end of 2018 through January 2019 and it showed a turnaround by the end of this quarter, but it didn’t reach the levels that we saw 6 months ago. The pulp demand increase experienced in February was due to higher paper production in order to normalize paper inventory levels after the Chinese New Year, when factories were closed for approximately 14 days. The uncertainty of the trade war between China and US remained high and, even though the negotiations were going as it was expected, paper producers showed prudency by the time they bought their raw material. Korean market distanced itself from Chinese trend with prices slightly higher by the end of March. In Europe the scenario was slightly different. Compared to the Asian market, the downward trend

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

impact was belated and smoother, and there was no evidence of sustainable recovery with inventories at high levels. Regarding the paper industry, demand remained low. Tissue market, which is key reference in the local industrial trend, showed lower production and not at full capacity as tissue producers would like to. In the Middle East, pulp prices followed the European trend and showed low levels of demand due to the unfavorable economic scenario.

Pulp production during this quarter compared to the last one increased by 1.0%, due to several programmed maintenance stoppages during the fourth quarter of 2018. Regarding the first quarter of 2018, pulp production decreased by 2.2%, which is explained by a lower number of programmed maintenance stoppages at that time.

Composite Panel

Composite panel sales decreased slightly compared to the previous quarter, with sales volume falling by 1.3% (including both MDF and PBO products) and average pricesincreasing by 1.6% compared to the fourth quarter of 2018. The Latin-American market showed healthy demand levels during the first quarter of 2019, specially in MDF consumption, highlighting countries such as Peru and Colombia. In Brazil, the year started lower than expected with higher MDF supply and with a slowed down economy affecting negatively the demand. In Argentina, demand stopped declining, but prices in dollar remained low due to the uncertainty that affect the economy and therefore the local currency. In United States and Canada, sales showed an increase compared to the last quarter.

Sawn timber

Sawn timber sales volume increased during the first quarter and prices continued its downward trend. In Asia and the Middle East, demand remained low and it reflected the higher European, Canadian and Brazilian supply levels. The next period of this year is expected to remain with a challenging environment due to higher supply levels and lower demand from key markets for this industry. In remanufactured products, supply and demand remained balanced in the United States mainly because of the positive seasonality effects in the northern hemisphere. The scenario remains expectant because of the trade war between China and the United States and a lower growth rate for the construction market.

Plywood

Plywood trend remained the same compared to the last quarter, with a decrease in prices and high supply levels from South America and Asia. Additionally, OSB (Oriented Strand Board), which is a substitute for plywood, participated strongly and increased the supply. On the other hand, inventories showed high levels throughout the whole supply chain.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	03-31-2019 ThU.S.$	03-31-2018 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	130,251	83,435
Cash flow from (used in) financing activities:
Loan and bond obtention and payments	(53,483)	70
Payment of lease liabilities	(20,949)	—
Dividends paid	—	(602)

Others	(316)	10

Cash flow from (used in) investment activities:
Purchase and sale of property, plant and equipment	(161,616)	(93,983)
Purchase and sale of biological assets	(72,629)	(70,269)
Purchase and sale of intangible assets	(3,603)	(282)
Additions (Disposals), Investments in joint ventures and associates	(151,294)	(15,918)
Dividends received	6,206	2,211
Others	—	5

Positive (negative) net cash flow	(327,433)	(95,323)

Cash flow from operating activities shows a higher positive balance of MU.S.$130 for the current period, representing a variation in respect of the previous period (MU.S.$83), resulting mainly from higher payments from accounts receivables partially offset by higher payments to accounts payables and the payment to Masisa Chile (acquisition of plants in Brazil).

The financing cash flow shows a negative balance of MU.S.$75 for the current period, representing a variation in respect of the previous period (negative balance of MU.S.$1), resulting mainly from lower borrowings net of lower payments.

Regarding the investment cash flow, as of the closing of the current period, it shows a higher negative balance of MU.S.$383 (MU.S.$178 for the 2018 period), mainly due to higher disbursements for the purchase of property, plant and equipment and the purchase of Masisa’s plants in Mexico.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2019, a ratio of fixed rate debt to total consolidated debt of approximately 85.6%, which it believes is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the Interim Consolidated Financial Statements as of March 31, 2019, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	747,771	1,075,942
Other current financial assets	23	1,265	497
Other current non-financial assets	25	223,106	129,854
Trade and other current receivables	23	930,361	839,184
Accounts receivable from related companies	13	5,048	7,324
Current inventories	4	1,094,597	1,030,196
Current biological assets	20	317,055	315,924
Current tax assets		40,007	36,513
Total Current Assets other than assets or disposal groups classified as held for sale		3,359,210	3,435,434
Non-Current Assets or disposal groups classified as held for sale	22	5,771	5,726
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		5,771	5,726

Total Current Assets		3,364,981	3,441,160
Non-Current Assets
Other non-current financial assets	23	26,683	20,346
Other non-current non-financial assets	25	88,454	86,948
Trade and other non-current receivables	23	12,032	15,149
Accounts receivable from related companies, non-current	13	—	481
Investments accounted for using equity method	15-16	353,594	358,053
Intangible assets other than goodwill	19	95,069	90,093
Goodwill	17	65,763	65,851
Property, plant and equipment	7	7,651,330	7,174,693
Non-current biological assets	20	3,366,164	3,336,339
Deferred tax assets	6	5,558	4,635
Total Non-Current Assets		11,664,647	11,152,588
Total Assets		15,029,628	14,593,748

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$

Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	577,010	537,596
Trade and other current payables	23	740,962	659,618
Accounts payable to related companies	13	11,324	10,229
Other current provisions	18	1,258	413
Current tax liabilities	6	162,298	153,642
Current provisions for employee benefits	10	5,833	5,656
Other current non-financial liabilities	25	279,791	212,610

Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,778,476	1,579,764

Total Current Liabilities		1,778,476	1,579,764
Non-Current Liabilities
Other non-current financial liabilities	23	4,244,575	4,044,279
Non-current payables		2,230	2,230
Other non-current provisions	18	33,693	33,884
Deferred tax liabilities	6	1,386,675	1,417,658
Non-current provisions for employee benefits	10	67,465	64,895
Other non-current non-financial liabilities	25	115,345	112,067
Total Non-Current Liabilities		5,849,983	5,675,013
Total Liabilities		7,628,459	7,254,777
Equity
Issued capital	3	353,618	353,618
Retained earnings		7,896,731	7,824,045
Other reserves		(886,444)	(875,884)
Equity attributable to parent company		7,363,905	7,301,779
Non-controlling interests		37,264	37,192
Total Equity		7,401,169	7,338,971

Total Equity and Liabilities		15,029,628	14,593,748

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		For the years ended March 31,
		2019	2018
	Note	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	1,388,186	1,464,654
Cost of sales	3	(941,916)	(921,591)
Gross profit		446,270	543,063
Other income	3	45,539	37,232
Distribution costs	3	(142,858)	(132,400)
Administrative expenses	3	(141,280)	(141,525)
Other expense	3	(22,317)	(16,827)
Profit from operating activities		185,354	289,543
Finance income	3	6,746	4,782
Finance costs	3	(57,391)	(51,662)

Share of profit of associates and joint ventures accounted for using equity method	15	4,363	5,845
Exchange rate differences		2,127	1,049
Profit before income tax		141,199	249,557
Income Tax	6	(15,100)	(51,841)
Net Profit		126,099	197,716

Net profit attributable to

Net profit attributable to parent company		125,836	197,806

Net profit attributable to non-controlling interests		263	(90)
Net Profit		126,099	197,716

Basic and diluted earnings per share (in U.S.$ per share)

Basic and diluted earnings per share from continuing operations		1.1120	1.1120

Basic and diluted earnings per share		1.1120	1.1120

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the years ended March 31,
		2019	2018
	Note	ThU.S.$	ThU.S.$
Net profit		126,099	197,716
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gain (losses) on defined benefit plans	10	811	(318)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		811	(318)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(8,622)	(5,525)
Other Comprehensive Income before tax exchange differences on translation		(8,622)	(5,525)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	(4,823)	25,841
Recycle of cash flow hedges to profit or loss before tax	23	(2,148)	(1,900)
Other Comprehensive Income before tax Cash flow hedges		(6,971)	23,941
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		592	1,694
Other Comprehensive income that will be reclassified to profit or loss before tax		(15,001)	20,110
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax
Income tax relating to actuarial losses on defined benefit plans		(199)	85
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax		(199)	85
Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges	6	3,718	(6,404)
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(137)	(423)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		3,581	(6,827)
Other comprehensive (loss) income		(10,808)	13,050
Comprehensive (loss) income		115,291	210,766

Comprehensive Income attributable to
Comprehensive (loss) income, attributable to owners of parent company		115,276	211,170
Comprehensive (loss) income, attributable to non-controlling interests		15	(404)
Total comprehensive (loss) income		115,291	210,766

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

03-31-2019	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2019	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,824,045	7,301,779	37,192	7,338,971
Increase (decrease) for changes in accounting policies							(188)	(188)	—	(188)
Re-expressed opening balance	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,823,857	7,301,591	37,192	7,338,783
Changes in Equity:
Comprehensive income
Net profit							125,836	125,836	263	126,099
Other comprehensive income, net of tax	—	(8,374)	(3,253)	612	455	(10,560)		(10,560)	(248)	(10,808)
Comprehensive income	—	(8,374)	(3,253)	612	455	(10,560)	125,836	115,276	15	115,291
Dividends							(53,105)	(53,105)	57	(53,048)
Increase (decrease) from transfers and other changes							143	143	—	143
Changes in equity	—	(8,374)	(3,253)	612	455	(10,560)	72,874	62,314	72	62,386
Closing balance at 03-31-2019	353,618	(880,769)	10,142	(16,959)	1,142	(886,444)	7,896,731	7,363,905	37,264	7,401,169

03-31-2018	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2018	353,618	(691,772)	4,752	(18,926)	2,168	(703,778)	7,425,133	7,074,973	41,920	7,116,893
Changes in Equity:
Comprehensive income
Net profit							197,806	197,806	(90)	197,716
Other comprehensive income, net of tax	—	(5,211)	17,537	(233)	1,271	13,364		13,364	(314)	13,050
Comprehensive income	—	(5,211)	17,537	(233)	1,271	13,364	197,806	211,170	(404)	210,766
Dividends							(86,247)	(86,247)	(22)	(86,269)
Increase (decrease) from transfers and other changes							—	—	(33)	(33)
Changes in equity	—	(5,211)	17,537	(233)	1,271	13,364	111,559	124,923	(459)	124,464
Closing balance at 03-31-2018	353,618	(696,983)	22,289	(19,159)	3,439	(690,414)	7,536,692	7,199,896	41,461	7,241,357

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2019 ThU.S.$	2018 ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	1,377,157	1,307,672
Other cash receipts from operating activities	93,953	114,996
Classes of cash payments
Payments to suppliers for goods and services	(1,077,969)	(1,072,176)
Payments to and on behalf of employees	(175,631)	(160,501)
Other cash payments from operating activities	(29,375)	(86,641)
Interest paid	(48,124)	(43,524)
Interest received	4,666	2,403
Income taxes paid	(12,638)	21,785
Other inflows (outflows) of cash, net	(1,788)	(579)
Net Cash flows from Operating Activities	130,251	83,435

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	(150,824)	(15,918)
Cash flow used for the purchase of non-controlling interests	(470)	—
Proceeds from sale of property, plant and equipment	4,239	2,756
Purchase of property, plant and equipment	(165,855)	(96,739)
Purchase of intangible assets	(3,603)	(282)
Proceeds from sales of other long-term assets	1,230	7
Purchase of other non-current assets	(73,859)	(70,276)
Dividends received	6,206	2,211
Other inflows (outflows) of cash, net	—	5
Cash flows used in Investing Activities	(382,936)	(178,236)

Cash flows from (used in) Financing Activities

Total borrowings obtained	7,000	96,474
Debt obtained in long-term	7,000	46,474
Debt obtained in short-term	—	50,000
Repayments of borrowings	(60,483)	(96,404)
Payments of finance lease liabilities	(20,949)	—
Dividends paid	—	(602)
Other outflows of cash, net	(316)	10
Cash flows used in Financing Activities	(74,748)	(522)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(327,433)	(95,323)
Effect of exchange rate changes on cash and cash equivalents	(738)	(905)

Net increase (decrease) of Cash and Cash equivalents	(328,171)	(96,228)
Cash and cash equivalents, at the beginning of the period	1,075,942	589,886
Cash and cash equivalents, at the end of the period	747,771	493,658

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, wood products and forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

The ultimate shareholders of Arauco are Mrs. María Noseda Zambra de Angelini (who passed away on April 15, 2018), Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi, who have control fundamentally as follows:

(i)	Through Inversiones Angelini y Cía. Ltda., entity wich has 63.4015% of the shares of AntarChile S.A. and

(ii)

Mr. Roberto Angelini Rossi through the statutory control of Inversiones Golfo Blanco Ltda., direct owner of 5.77307% of the shares of AntarChile S.A.; and Mrs. Patricia Angelini Rossi, through the statutory control of Inversiones Senda Blanca Ltda., direct owner of 4.329804% of the shares of AntarChile S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Presentation of Interim Consolidated Financial Statements

The Financial Statements presented by Arauco are comprised by the following:

•	Interim Consolidated Statements of Financial Position as of March 31, 2019 and December 31, 2018.

•	Interim Consolidated Statements of Profit or Loss for the periods ended March 31, 2019 and 2018.

•	Interim Consolidated Statements of Comprehensive Income for the periods ended March 31, 2019 and 2018.

•	Interim Consolidated Statements of Changes in Equity for the periods ended March 31, 2019 and 2018.

•	Interim Consolidated Statements of Cash Flows for the periods ended March 31, 2019 and 2018.

•	Explanatory disclosures (notes)

Period Covered by the Interim Consolidated Financial Statements

Periods beginning on January 1 and ended March 31, 2019 and 2018.

Date of Approval of Interim Consolidated Financial Statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 610 on May 13, 2019.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

UTA - Annual Tax Unit

ICMS - Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the wood products and forestry reportable segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The currency used to finance operations is mainly the U.S. Dollar.

The presentation currency of the interim consolidated financial statements is the U.S. Dollar. Figures on these interim consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

Summary of significant accounting policies

a)	Basis for preparation of interim consolidated financial statements

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The interim consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the interim consolidated financial statements.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore, it is important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

- Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. The aforementioned fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

- Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the interim consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from interim consolidated financial statements and non-controlling interest is presented in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real, Argentine Pesos, Canadian Dollars and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

•	Forestry

Refer to Note 24 for detailed financial information by reportable segment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco do not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Management determines the classification of its financial assets at the time of their initial registration.

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of Profit or Loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss and amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation and they are mainly acquired to be sold in the short term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as Other Current and Non-Current Financial Assets. They are subsequently valuated by determining their fair value, registering changes in value in the interim consolidated statements of Profit or Loss, in the items of Financial Income or Financial Costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the financial statements. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution costs.

Derivative financial instruments are explained in Note 1 h)

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the interim consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of loans, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial Liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial Liabilities at Amortized Cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount, and includes the costs of transactions that are an integral part of the effective interest rate. This category includes Commercial Accounts Payable and Other Accounts Payable, lease liabilities, as well as the loans included in Other Current and Non-Current Financial Liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

h)	Derivative financial instruments

(i) Derivative Financial Instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the interim consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line Other gains (losses).

Investments in associates and joint ventures are presented in the interim consolidated statement of financial position in the line item “Investments accounted for using equity method”.

After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

The cost of the asset for right of use comprises:

-

The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial loans;

-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;

-	The initial direct costs incurred by the lessee; and

-

An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

the commencement date, or as a result of having used the underlying asset during a specific period.

After the initiation date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and the accumulated losses for deterioration of the value, and adjusted by any new measurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial loans.

After the initiation date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the new measurements and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the Interim Consolidated Statement of Financial Position, within Properties, Plants and Equipment, and are further disclosed in Note 7. Likewise, lease liabilities are included in the Interim Consolidated Statement of Financial Position within Other Current and Non-Current Financial Liabilities, and further disclosed as Lease liabilities in Note 23.

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the interim consolidated statement of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

r)	Income taxes

The tax liabilities are recognized in the interim consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them.

Arauco analyses and takes under consideration all relevant facts and circumtances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognise revenue. Aditionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract.

Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

(ii)	Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the interim consolidated financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The dividends payable provision is registered for 40% of the liquid distributable profit and against a lower equity, based on the yearly resolution of the Shareholders’ Meeting.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the interim consolidated statement of financial position.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

x) Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and Other current payables” in the interim consolidated statements of financial position.

z) Recent accounting pronouncements

a)	Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2019:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 16

Leases

The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

January 1, 2019

IFRIC 23	Uncertain tax positions It clarifies the method for applying the acknowledgment and measurement requirements of IAS 12 when there is uncertainty regarding the fiscal treatments.	January 1, 2019

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 19

Employee Benefits

Prescribe the accounting and disclosure for employee benefits, requiring an entity to recognise a liability where an employee has provided service and an expense when the entity consumes the economic benefits of employee service.

January 1, 2019

IAS 28

Investments in associates and joint ventures

It clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

January 1, 2019

IFRS 9	Financial instruments Allows assets to be measured at amortised cost.	January 1, 2019

IFRS 3	Business Combinations Clarifies that when an entity obtains control of a business that is a joint operation, it is a business combination achieve by steps.	January 1, 2019

IFRS 11	Joint Arrangements Clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	January 1, 2019

IAS 12

Income taxes

Clarifies the income tax consequences of dividends from financial instruments at amortized cost should be recognized according to the past transactions or events that generated distributable profits.

January 1, 2019

IAS 23	Borrowing Costs Clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the general borrowings.	January 1, 2019

b)	Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after

IFRS 17	Insurance Contracts Supersedes IFRS 4. It changes mainly the accounting for insurance contracts and inverstments contracts.	January 1, 2021

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 10 y IAS 28- Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Indeterminate

IAS 1 y IAS 8	Presentation of Financial Statementes and Accounting Policies, Changes in Accounting Estimates and Errors. Clarifies the definition of material and align the definition used in the Conceptual Framework and the standards themselves.	January 1, 2020

IFRS 3	Definition of a Business Narrows the definitions of a business	January 1, 2020

Arauco considers that the adoption of the standards, amendments and interpretations described above will not have a significant impact on Arauco’s Interim Consolidated Financial Statements during its initial application period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. ACCOUTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

Arauco has decided to apply IFRS 16, in accordance with the transition options of this standard, retroactively with the accumulated effect of the initial application, recognized on January 01, 2019, without re-expressing its comparative financial statements as of December 31, 2018.

Arauco has adopted IFRS 16, recognizing liabilities in connection with leases that had been previously classified as operative leases under IAS 17 – Leases.

The lease liabilities under IFRS 16 were measured at the present value of the remaining payments for leases, discounted using the average incremental rate of 3.99%, applied as of January 01, 2019.

The assets for right of use were measured by an amount equivalent to the lease liability, adjusted by the amount of any lease payment that was prepaid or accumulated, in connection with the lease recognized in the balance sheet as of December 31, 2018.

As a consequence of the adoption of IFRS 16, Properties, Plants and Equipment increased by ThU.S.$290,781 and Other Financial Liabilities by ThU.S.$287,616 on January 1, 2019. The following table shows a reconciliation between both amounts.

January 01, 2019 ThU.S.$
Assets for right of use	290,781
Advances granted	(4,308)
Sublease	1,143
Lease liabilities	287,616

Advances granted are presented net in the line of other financial liabilities.

Sublease has a net impact on the Acumulated earnings on January 1, 2019 of ThU.S.$ 188.

Upon applying IFRS 16, Arauco chose not to apply the requirements for recognizing a liability and an asset for right of use for the leases which term expires within 12 months following January 01, 2019 and for those were the underlying asset has a low value.

Changes to accounting estimates

As of March 31, 2019, there have been no changes regarding the accounting estimates for the 2018 financial year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

At the date of these interim consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	03-31-2019	12-31-2018
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	03-31-2019	12-31-2018
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

As of March 31, 2019, and 2018, there are no paid dividends to inform.

The interim dividend paid in December 2018 was equivalent to 20% of the distributable net profit calculated as of the end of September 2018 and was considered a decrease in the statements of changes in equity.

The final dividend paid each year on may corresponds to the difference between the 40% of the prior year distributable net profit and the amount of the interim dividend paid.

The ThU.S.$53,105 (ThU.S.$ 86,247 as of March 31, 2018) presented in the interim consolidated statement of changes in equity correspond to the minimum dividend provision recorded for the period 2019.

The following are the dividends paid and the corresponding per share amounts during the period 2018:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-12-2018
Amount of Dividend	ThU.S.$ 142,256
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.25712

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2018
Amount of Dividend	ThU.S.$113,773
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.00542

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Other items in the Interim Consolidated Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the periods ended March 31, 2019 and 2018 are as follows:

	January - March
	2019 ThU.S.$	2018 ThU.S.$
Classes of Other Income
Other Income, Total	45,539	37,232
Gain from changes in fair value of biological assets (See note 20)	36,981	29,575
Net income from insurance compensation	708	31
Revenue from export promotion	358	1,039
Lease income	620	713
Gain on sales of assets	4,268	4,798
Access easement	—	85
Compensations received	33	2
Other operating results	2,571	989

Classes of Other Expenses by activity
Total of Other Expenses by activity	(22,317)	(16,827)
Depreciation	—	(123)
Legal expenses	(3,307)	(769)
Impairment provision for property, plant and equipment and others	(2,627)	(7,015)
Operating expenses related to plants stoppage	(1,744)	(530)
Expenses related to projects	(7,332)	(1,638)
Loss of asset sales	(1,411)	(522)
Loss and repair of assets	(34)	(24)
Loss of forest due to fires	—	(9)
Other Taxes	(3,737)	(3,336)
Research and development expenses	(587)	(298)
Fines, readjustments and interests	(97)	(180)
Others rentals no operational	—	(985)
Other expenses	(1,441)	(1,398)

Classes of financing income
Financing income, total	6,746	4,782
Financial income from mutual funds - term deposits	4,859	2,374
Financial income resulting from swap - forward instruments	—	637
Other financial income	1,887	1,771

Classes of financing costs
Financing costs, Total	(57,391)	(51,662)
Interest expense, Banks loans	(7,301)	(7,153)
Interest expense, Bonds	(35,697)	(35,669)
Interest expense, other financial instruments	(6,227)	(3,378)
Interest expence for right-of-use	(2,869)	—
Other financial costs	(5,297)	(5,462)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	4,363	5,845
Investments in associates	262	171
Joint ventures	4,101	5,674

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January - March
Cost of sales	2019 ThU.S.$	2018 ThU.S.$
Timber	184,242	178,431
Forestry labor costs	133,003	158,586
Depreciation and amortization	96,649	95,023
Depreciation for right of use	18,538	—
Maintenance costs	74,041	65,079
Chemical costs	141,217	131,950
Sawmill Services	36,544	38,439
Other Raw Materials	57,350	56,653
Other Indirect costs	41,805	48,843
Energy and fuel	54,538	48,743
Cost of electricity	8,767	11,124
Wages and salaries	95,222	88,720
Total	941,916	921,591

(*)

Total amount is composed of the cost of inventory sales for ThU.S.$ 928,199 (ThU.S.$904,543 at March 31, 2018) and the cost of rendering services for ThU.S.$ 13,717 (ThU.S.$ 17,048 as of March 31, 2018)

	January - March
Distribution cost	2019 ThU.S.$	2018 ThU.S.$
Selling costs	9,651	7,779
Commissions	3,376	3,715
Insurance	917	978
Provision for doubtful accounts	(208)	8
Other selling costs	5,566	3,078
Shipping and freight costs	133,207	124,621
Port services	5,659	7,892
Freights	119,246	104,010
Other shipping and freight costs (internation, warehousing, stowage, customs and other costs)	8,302	12,719
Total	142,858	132,400

	January - March
Administrative expenses	2019 ThU.S.$	2018 ThU.S.$
Wages and salaries	59,349	65,824
Marketing, advertising, promotion and publications expenses	6,627	2,673
Insurances	4,936	3,628
Depreciation and amortization	7,029	6,945
Depreciation for right of use	2,131	—
Computer services	8,026	4,111
Lease rentals (offices, other property and vehicles)	3,782	4,115
Donations, contributions, scholarships	3,426	3,260
Fees (legal and technical advisors)	10,838	13,493
Property taxes, city permits and rights	3,986	4,546
Cleaning services, security services and transportation	5,902	6,451
Third-party variable services (maneuvers, logistics)	10,474	11,564
Basic services	2,259	2,517
Maintenance and repair	1,362	1,753
Seminars, courses, training materials	587	503
Other administration expenses (travels, clothing and safety equipment, enviromental expenses, audits and others)	10,566	10,142
Total	141,280	141,525

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

e)	Auditor Fees and Number of Employees (Not audited)

Auditors fees	03-31-2019 ThU.S.$	03-31-2018 ThU.S.$
Audit services	729	780
Other services
Tax services	421	132
Others	57	66
TOTAL	1,207	978

Number of employees	No.
	17,252	15,379

NOTE 4. INVENTORIES

Components of Inventory	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Raw materials	157,393	111,483
Production supplies	117,696	122,794
Work in progress	73,518	66,432
Finished goods	568,700	554,933
Spare Parts	177,290	174,554
Total Inventories	1,094,597	1,030,196

Inventories recognized as cost of sales at March 31, 2019 were ThU.S.$928,199 (ThU.S.$904,543 at March 31, 2018).

In order to have the inventories recorded at net realizable value at March 31, 2019, a net decrease of inventories was recognized associated with a higher provision of obsolescence of ThU.S.$553 (ThU.S.$2,689 at March 31, 2018). As of March 31, 2019, the amount of obsolescence provision is ThU.S.$30,211 (ThU.S.$29,658 at December 31, 2018).

At March 31, 2019, there were inventory write-offs of ThU.S.$1,511 (ThU.S.$178 at March 31, 2018)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, there are no inventories pledged as security to report.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Cash on hand	153	126
Bank checking account balances	268,021	327,006
Time deposits	329,703	478,775
Mutual funds	149,894	270,035
Total	747,771	1,075,942

The risk classification of the mutual funds in effect as of March 31, 2019 and December 31, 2018 is shown below.

	March 2019 ThU.S.$	December 2018 ThU.S.$
AAAfm	143,771	268,237
No classification	6,123	1,798
Total Mutual Funds	149,894	270,035

Changes in Financial Liabilities

				Cash Flow
	Opening balance 01-01-2019 ThU.S.$	Increase (decrease) for changes in accounting policies ThU.S.$	Re- expressed opening balance ThU.S.$	Borrowings obtained ThU.S.$	Borrowings paid ThU.S.$	Interest paid ThU.S.$	Accrued interest ThU.S.$	Inflation adjustment ThU.S.$	Non-cash movements ThU.S.$	Closing balance 03-31-2019 ThU.S.$
Borrowings from banks	940,435	—	940,435	7,000	(60,459)	(10,393)	9,492	906	(41)	886,940
Hedging liabilities	71,599	—	71,599	—	—	(2,148)	2,148	(15,558)	—	56,041
Bonds and promissory notes	3,501,654	—	3,501,654	—	—	(33,093)	37,529	1,652	35,094	3,542,836
Lease liabilities	68,187	287,616	355,803	—	(20,973)	(2,490)	3,157	(746)	1,017	335,768
Total	4,581,875	287,616	4,869,491	7,000	(81,432)	(48,124)	52,326	(13,746)	36,070	4,821,585

		Cash Flow
	Opening balance 01-01-2018 ThU.S.$	Borrowings obtained ThU.S.$	Borrowings paid ThU.S.$	Interest paid ThU.S.$	Accrued interest ThU.S.$	Inflation adjustment ThU.S.$	Non-cash movements ThU.S.$	Closing balance 12-31-2018 ThU.S.$
Borrowings from banks	858,457	534,474	(453,789)	(28,397)	30,133	761	(1,204)	940,435
Hedging liabilities	5,393	—	—	(803)	—	(138)	67,147	71,599
Bonds and promissory notes	3,302,685	329,077	(21,495)	(143,080)	144,116	(112,773)	3,124	3,501,654
Total	4,166,535	863,551	(475,284)	(172,280)	174,249	(112,150)	69,067	4,513,688

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 30% in Argentina, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

On December 22, 2017, a new law was enacted in the United States that amended several articles of the Income Tax Act. The most relevant amendments of this law include the reduction of the income tax rate, from 35% as to 21% by 2018 fiscal year. This amendment generated a benefit of ThU.S.$ 17,600 for Arauco’s subsidiaries in that country as of December 31, 2017, as a result of the reduction of the net deferred liabilities generated by the reduction of the federal income tax rate.

On December 29, 2017, Law No. 27,430 was enacted in the Official Gazette of Argentina, which amended several articles of the Income Tax Act. The most relevant amendments include the reduction of the federal income tax rate from 35% to 30% by 2018 and 2019 fiscal years, and 25% by 2020. This amendment generated a benefit of ThU.S$ 62,677 for Arauco’s subsidiaries in that country as of December 31, 2017, as a result of the reduction of the net deferred liabilities generated by the reduction of the federal income tax rate.

On March 25, 2019, the subsidiary Arauco Argentina S.A. chose to conduct the Tax Reappraisal set forth in Title X – Chapter 1 of Law No. 27,430. The option was exercised for all Properties, Plants and Equipment included in the category of amortizable movable assets, pursuant to the Income Tax Act, which were adjusted to inflation by using the coefficients published in that law for the purposes of calculating said tax. The sum of the special tax generated in the presentation amounted to $122,835,595 argentine pesos (equivalent to ThU.S.$2,833 as of March 31, 2019), which sum will be paid in five instalments during year 2019. Additionally, the increase of the value of these tax assets, arising from this adjustment, generated a decrease of the liabilities for deferred taxes as of March 31, 2019 amounting to approximately ThU.S.$14,485 as of March 31, 2019. Both the loss for the special tax and the profits for the decrease of the deferred tax, are shown in the Income tax line.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

Deferred Tax Assets	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Deferred tax Assets relating to Provisions	6,266	6,105
Deferred tax Assets relating to Accrued Liabilities	5,794	10,906
Deferred tax Assets relating to Post-Employment benefits	20,035	19,072
Deferred tax Assets relating to Property, Plant and equipment	9,898	10,125
Deferred tax Assets relating to Financial Instruments	22,222	9,761
Deferred tax Assets relating to Tax Loss Carryforward	127,650	109,320
Deferred tax Assets relating to Inventories	5,583	5,532
Deferred tax Assets relating to Provisions for Income	14,105	7,443
Deferred tax Assets relating to Allowance for Doubtful Accounts	9,020	5,001
Intangible revaluation differences	7,268	7,651
Deferred tax Assets relating to Other Deductible Temporary Differences	21,232	21,108
Total Deferred Tax Assets	249,073	212,024

Offsetting presentation	(243,515)	(207,389)

Net Effect	5,558	4,635

Certain subsidiaries of Arauco mainly in Chile, Brazil and Uruguay, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$440,982 (ThU.S.$ 368,938 at December 31, 2018), which are mainly originated by operational and financial losses.

In addition, as of the closing of these interim consolidated financial statements there are ThU.S.$150,625 (ThU.S.$ 183,162 at December 31, 2018) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco and subsidiaries in USA, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

Deferred Tax Liabilities	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	809,926	829,288
Deferred tax Liabilities relating to Financial Instruments	29,041	14,225
Deferred tax Liabilities relating to Biological Assets	658,791	661,582
Deferred tax Liabilities relating to Inventory	38,368	39,025
Deferred tax Liabilities relating to Prepaid Expenses	47,544	37,897
Deferred tax Liabilities relating to Intangible	20,420	20,240
Deferred tax Liabilities relating to Other Taxable Temporary Differences	26,100	22,790
Total Deferred Tax Liabilities	1,630,190	1,625,047

Offsetting presentation	(243,515)	(207,389)

Net Effect	1,386,675	1,417,658

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$3,718 as of March 31, 2019 (compared to a credit of ThU.S.$ 6,404 for the period ended March 31, 2018), which is presented net in Reserves for Cash Flow Hedges in the Interim Consolidated Statement of changes in Equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

Deferred Tax Assets	Opening Balance 01-01-2019 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) through business combinations ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 03-31-2019 ThU.S$
Deferred tax Assets relating to Provisions	6,105	(68)	—	244	(15)	6,266
Deferred tax Assets relating to Accrued Liabilities	10,906	(5,309)	—	197	—	5,794
Deferred tax Assets relating to Post-Employment benefits	19,072	993	(197)	150	17	20,035
Deferred tax Assets relating to Property, Plant and equipment	10,125	(227)	—	—	—	9,898
Deferred tax Assets relating to Financial Instruments	9,761	14,565	(2,104)	—	—	22,222
Deferred tax Assets relating to Tax Loss Carryforward	109,320	17,136	—	1,505	(311)	127,650
Deferred tax Assets relating to Inventories	5,532	(227)	—	279	(1)	5,583
Deferred tax Assets relating to Provisions for Income	7,443	6,536	—	112	14	14,105
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,001	3,964	—	68	(13)	9,020
Intangible revaluation differences	7,651	(324)	—	—	(59)	7,268
Deferred tax Assets relating to Other Deductible Temporary Differences	21,108	(608)	—	731	1	21,232
Total Deferred Tax Assets	212,024	36,431	(2,301)	3,286	(367)	249,073

Deferred Tax Liabilities	Opening Balance 01-01-2019 IAS 39 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) through business combinations ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 03-31-2019 ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	829,288	(23,442)	—	4,234	(154)	809,926
Deferred tax Liabilities relating to Financial Instruments	14,225	14,816	—	—	—	29,041
Deferred tax Liabilities relating to Biological Assets	661,582	(2,251)	—	—	(540)	658,791
Deferred tax Liabilities relating to Inventory	39,025	(657)	—	—	—	38,368
Deferred tax Liabilities relating to Prepaid Expenses	37,897	9,563	—	82	2	47,544
Deferred tax Liabilities relating to Intangible	20,240	235	—	—	(55)	20,420
Deferred tax Liabilities relating to Other Taxable Temporary Differences	22,790	3,226	—	169	(85)	26,100
Total Deferred Tax Liabilities	1,625,047	1,490	—	4,485	(832)	1,630,190

	Opening Balance 01-01-2018 IAS 39	Amounts restated	Opening Balance 01-01-2018 IFRS 9	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2018
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	7,433		7,433	(1,015)	—	(313)	6,105
Deferred tax Assets relating to Accrued Liabilities	11,267		11,267	(361)	—	—	10,906
Deferred tax Assets relating to Post-Employment benefits	19,276		19,276	297	(504)	3	19,072
Deferred tax Assets relating to Property, Plant and equipment	11,657		11,657	(1,532)	—	—	10,125
Deferred tax Assets relating to Financial Instruments	4,348	709	5,057	(507)	5,211	—	9,761
Deferred tax Assets relating to Tax Loss Carryforward	62,706		62,706	53,103	—	(6,489)	109,320
Deferred tax Assets relating to Inventories	5,941		5,941	(378)	—	(31)	5,532
Deferred tax Assets relating to Provisions for Income	21,354		21,354	(13,910)	—	(1)	7,443
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,149	918	6,067	(843)	—	(223)	5,001
Intangible revaluation differences	10,389		10,389	(1,244)	—	(1,494)	7,651
Deferred tax Assets relating to Other Deductible Temporary Differences	27,364		27,364	(3,838)	—	(2,418)	21,108
Total Deferred Tax Assets	186,884	1,627	188,511	29,772	4,707	(10,966)	212,024

	Opening Balance 01-01-2018 IAS 39	Amounts restated	Opening Balance 01-01-2018 IFRS 9	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2018
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	860,498	—	860,498	(23,428)	—	(7,782)	829,288
Deferred tax Liabilities relating to Financial Instruments	12,684	—	12,684	1,542	—	(1)	14,225
Deferred tax Liabilities relating to Biological Assets	676,876	—	676,876	2,060	—	(17,354)	661,582
Deferred tax Liabilities relating to Inventory	32,580	—	32,580	6,445	—	—	39,025
Deferred tax Liabilities relating to Prepaid Expenses	41,600	—	41,600	(3,703)	—	—	37,897
Deferred tax Liabilities relating to Intangible	22,014	—	22,014	(562)	—	(1,212)	20,240
Deferred tax Liabilities relating to Other Taxable Temporary Differences	17,731	—	17,731	6,450	—	(1,391)	22,790
Total Deferred Tax Liabilities	1,663,983	—	1,663,983	(11,196)	—	(27,740)	1,625,047

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	03-31-2019		12-31-2018
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	121,423		102,704
Deferred Tax Assets - Tax loss carryforward	127,650		109,320
Deferred Tax Liabilities		1,630,190		1,625,047
Total	249,073	1,630,190	212,024	1,625,047

	January - March
Detail of Temporary Difference Income and Loss Amounts	2019 ThU.S.$	2018 ThU.S.$
Deferred Tax Assets	19,295	(14,306)
Deferred Tax Assets - Tax loss carryforward	17,136	9,504
Deferred Tax Liabilities	(1,490)	5,121
Total	34,941	319

Income Tax Expense

Income tax expense consists of the following:

	January - March
Income Tax composition	2019 ThU.S.$	2018 ThU.S.$
Current income tax expense	(46,825)	(52,355)
Tax benefit arising from unrecognized tax assets previously used to reduce current tax expense	(2,815)	646
Prior period current income tax adjustments	(401)	(451)
Other current benefit tax (expenses)	(50,041)	(52,160)
Current Tax Expense, Net

Deferred tax expense relating to origination and reversal of temporary differences	17,805	(9,185)
Tax benefit arising from previously unrecognized tax loss carryforward	17,136	9,504
Total deferred Tax benefit (expense), Net	34,941	319
Income Tax benefit (expense), Total	(15,100)	(51,841)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at March 31, 2019 and 2018:

	January - March
	2019 ThU.S.$	2018 ThU.S.$
Foreign current income tax expense	(9,303)	(8,877)
Domestic current income tax expense	(40,738)	(43,283)
Total current income tax expense	(50,041)	(52,160)

Foreign deferred tax benefit (expense)	19,861	4,144
Domestic deferred tax benefit (expense)	15,080	(3,825)
Total deferred tax benefit (expense)	34,941	319
Total tax benefit (expense)	(15,100)	(51,841)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - March
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2019 ThU.S.$	2018 ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%
Tax Expense at statutory tax rate	(38,124)	(67,380)
Tax effect of foreign tax rates	552	(3)
Tax effect of revenues exempt from taxation	38,462	18,623
Tax effect of not deductible expenses	(23,772)	(6,365)
Tax rate effect of tax loss carry forwards	—	248
Tax effect of a new evaluation of assets for deferred not recognized taxes	11,553	—
Tax rate effect of adjustments for current tax of prior periods	(2,815)	646
Other tax rate effects	(956)	2,390
Total adjustments to tax expense at applicable tax rate	23,024	15,539
Tax benefit (expense) at effective tax rate	(15,100)	(51,841)

Current tax liabilities

The current tax liabilities balances are as follow:

Current tax Liabilities	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Provision tax income (First category)	298,917	260,538
Monthly Provisional Payments (MPP)	(136,721)	(107,023)
Other taxes	102	127

Total	162,298	153,642

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Property, Plant and Equipment	7,309,847	7,174,693
Property, Plant and Equipment by right of use	341,483	—
Total	7,651,330	7,174,693

Property, Plant and Equipment

Property, Plant and Equipment, Net	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Construction work in progress	1,212,982	1,030,730
Land	973,621	972,143
Buildings	2,057,947	2,062,887
Plant and equipment	2,895,746	2,921,462
Information technology equipment	22,276	23,292
Fixtures and fittings	10,075	15,906
Motor vehicles	14,762	14,916
Other property, plant and equipment	122,438	133,357
Total Net	7,309,847	7,174,693

Property, Plant and Equipment, Gross
Construction work in progress	1,212,982	1,030,730
Land	973,621	972,143
Buildings	3,991,180	3,959,186
Plant and equipment	6,464,944	6,388,843
Information technology equipment	88,277	86,558
Fixtures and fittings	40,419	44,694
Motor vehicles	54,527	53,507
Other property, plant and equipment	140,283	157,301
Total Gross	12,966,233	12,692,962

Accumulated depreciation and impairment
Buildings	(1,933,233)	(1,896,299)
Plant and equipment	(3,569,198)	(3,467,381)
Information technology equipment	(66,001)	(63,266)
Fixtures and fittings	(30,344)	(28,788)
Motor vehicles	(39,765)	(38,591)
Other property, plant and equipment	(17,845)	(23,944)
Total	(5,656,386)	(5,518,269)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of March 31, 2019, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	814,145	798,631

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of March 31, 2019 and December 31, 2018:

Reconciliation of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2019	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693
Increase (decrease) for changes in accounting policies	—	—	—	(55,015)	—	—	—	(17,237)	(72,252)
Restated opening balance	1,030,730	972,143	2,062,887	2,866,447	23,292	15,906	14,916	116,120	7,102,441
Changes
Additions	183,673	19	920	3,306	335	183	77	9,081	197,594
Acquisitions through business combinations	12,480	3,865	21,941	83,772	168	197	—	6,272	128,695
Disposals	—	(1,088)	(331)	(97)	—	—	(3)	(1,139)	(2,658)
Retirements	(3,300)	(491)	(328)	(3,154)	(1)	(1)	(8)	(1,529)	(8,812)
Depreciation	—	—	(31,199)	(68,395)	(1,579)	(643)	(1,000)	(292)	(103,108)
Impairment loss recognized in profit or loss	—	—	(17)	(2)	—	(10)	—	—	(29)
Increase (decrease) through net exchange differences	(910)	(1,138)	209	(2,901)	13	(9)	29	(104)	(4,811)
Increase (decrease) through transfers from construction in progress	(9,691)	311	3,865	16,245	48	(5,548)	741	(5,971)	—
Reclassification of assets from leasing	—	—	—	525	—	—	10	—	535
Total changes	182,252	1,478	(4,940)	29,299	(1,016)	(5,831)	(154)	6,318	207,406
Closing balance 03-31-2019	1,212,982	973,621	2,057,947	2,895,746	22,276	10,075	14,762	122,438	7,309,847

Reconciliation of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2018	597,351	1,008,310	2,135,201	3,112,755	22,665	12,297	15,959	129,761	7,034,299
Changes
Additions	660,918	3	6,949	42,467	1,125	1,146	2,352	15,516	730,476
Acquisitions through business combinations	—	3,900	—	4,887	—	—	—	—	8,787
Disposals	(1,994)	(448)	(770)	(702)	(42)	—	(129)	(528)	(4,613)
Retirements	(6,269)	(4,466)	(1,656)	(17,680)	(42)	(28)	(84)	(5,599)	(35,824)
Depreciation	—	—	(125,407)	(316,118)	(5,791)	(2,870)	(3,920)	(3,660)	(457,766)
Impairment loss recognized in profit or loss	—	—	(654)	(356)	(5)	(20)	—	—	(1,035)
Increase (decrease) through net exchange differences	(4,115)	(34,204)	(15,444)	(42,059)	(175)	(210)	(217)	(6,332)	(102,756)
Reclassification of assets held for sale	—	(2,193)	(5)	5,323	—	—	—	—	3,125
Increase (decrease) through transfers from construction in progress	(215,161)	1,241	64,673	132,945	5,557	5,591	955	4,199	—
Total changes	433,379	(36,167)	(72,314)	(191,293)	627	3,609	(1,043)	3,596	140,394
Closing balance 12-31-2018	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending March 31, 2019 and 2018 is as follows:

	January-March
Depreciation for the year	2019 ThU.S.$	2018 ThU.S.$
Cost of sales	96,649	95,023
Administrative expenses	3,857	3,909
Other expenses	337	347
Total	100,843	99,279

Depreciation charged to profit or loss differs from the movement of the period for Property, Plant and Equipment. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in the Inventories. Furthermore, this deviation is also affected by the conversion differences of the companies with a functional currency different from U.S. dollars.

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Property, Plant and Equipment by Right of Use

03-31-2019 ThU.S.$
Property, Plant and Equipment by right of use, Net
Land	68,816
Buildings	19,156
Plant and equipment	102,192
Information technology equipment	374
Motor vehicles	134,777
Other property, plant and equipment	16,168
Total Net	341,483

Property, Plant and Equipment by right of use, Gross
Land	71,045
Buildings	20,379
Plant and equipment	111,246
Information technology equipment	425
Motor vehicles	143,327
Other property, plant and equipment	16,473
Total Gross	362,895

Accumulated depreciation and impairment by right of use
Land	(2,229)
Buildings	(1,223)
Plant and equipment	(9,054)
Information technology equipment	(51)
Motor vehicles	(8,550)
Other property, plant and equipment	(305)
Total	(21,412)

Reconciliation of Property, Plant and Equipment by Right of Use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of March 31, 2019:

Reconciliation of Property, Plant and Equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2019	—	—	—	—	—	—	—
Increase (decrease) for changes in accounting policies	69,969	20,332	111,538	424	143,327	17,443	363,033
Restated opening balance	69,969	20,332	111,538	424	143,327	17,443	363,033
Changes
Additions	841	47	—	—	—	—	888
Depreciation	(2,229)	(1,223)	(9,054)	(51)	(8,550)	(740)	(21,847)
Increase (decrease) through net exchange differences	235	—	(292)	1	—	—	(56)
Reclassification of assets from leasing	—	—	—	—	—	(535)	(535)
Total changes	(1,153)	(1,176)	(9,346)	(50)	(8,550)	(1,275)	(21,550)
Closing balance 03-31-2019	68,816	19,156	102,192	374	134,777	16,168	341,483

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following table set forth the composition of the initial impact on Property, Plant and Equipment by right of use as a consequence of IFRS 16’s effectiveness:

January 01, 2019
ThU.S.$
Assets by right of use under IFRS 16	290,781
Assets from leasings under IAS 17	72,252
Increase (decrease) for changes in accounting policies	363,033

The depreciation expense for the period ending March 31, 2019 for Property, Plant and Equipment by right of use is as follows:

January-March
2019
Depreciation for the year	ThU.S.$
Cost of sales	18,538
Administrative expenses	2,131
Total	20,669

Depreciation charged to profit or loss differs from the movement of the period for Property, Plant and Equipment for right of use. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in the Inventories. Furthermore, this deviation is also affected by the conversion differences of the companies with a functional currency different from U.S. dollars.

Additionally, Arauco has recognized directly in the interim consolidated statement of profit or loss, the following leases concepts excluded from the application of IFRS 16:

January-March
2019
Depreciation for the year	ThU.S.$
Expenses from payments of variable leases	34,195
Expenses from assets under value	2,022
Expenses from short-term leases	9,143

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

Arauco has adopted IFRS 16 - Leases, the effects of initial application of the standard have been disclosed in Note 2 - Changes in policies and accounting estimates. Rights of use assets and lease liabilities have been included in Notes 7 and 23, respectively.

Arauco acting as lessor

IFRS 16 substantially maintains the accounting requirements of the lessor of IAS 17. Consequently, Arauco has continued to classify its leases as operating or financial.

Reconciliation of Financial Lease Minimum Payments:

	03-31-2019
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	1,197	33	1,164
Between one and five years	640	—	640
More than five years	—	—	—
Total	1,837	33	1,804

	12-31-2018
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	1,180	49	1,131
Between one and five years	837	—	837
More than five years	—	—	—
Total	2,017	49	1,968

Financial lease receivables are presented in the interim consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment, contingent payments or restrictions to report.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 9. REVENUE

	January - March
Classes of revenue	2019 ThU.S.$	2018 ThU.S.$
Revenue from sales of goods	1,371,253	1,437,879
Revenue from rendering of services	16,933	26,775
Total	1,388,186	1,464,654

The reportable segments revenues by business area and by geographical area are presented in Note 24.

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - March
	2019 ThU.S.$	2018 ThU.S.$
Employee expenses	159,231	142,786
Wages and salaries	154,607	131,417
Severance indemnities	4,624	11,369

	2019	2018
Discount rate	5.91%	5.91%
Inflation	3.00%	3.00%
Annual rate of wage growth	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2014

(1)

For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the SVS (currently Chilean Commission for the Financial Market). The most recent table is the RV-2014, which is based on Chilean pensioner experience from 2006-2013 (SP & SVS, 2013). The mortality tables distinguish between males and females.

Sensitivities to assumptions	ThU.S.$
Discount rate
Increase in 100 bps	(5,214)
Decrease in 100 bps	5,778
Wage growth rates
Increase in 100 bps	4,586
Decrease in 100 bps	(5,136)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of March 31, 2019 and December 31, 2018:

	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Current	5,833	5,656
Non-current	67,465	64,895
Total	73,298	70,551

Reconciliation of the present value of severance indemnities obligations	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Opening balance	70,551	71,763
Bussines combinations	462	—
Current service cost	1,346	5,201
Interest cost	1,064	3,723
(Gains) losses from changes in actuarial assumptions	—	(172)
Actuarial gains and losses arising from experience	(811)	(1,685)
Benefits paid	(984)	(4,773)
Costs from past services	—	4,710
Increase (decrease) for foreign currency exchange rates changes	1,670	(8,216)
Closing balance	73,298	70,551

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	03-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Total Current Assets	3,364,981	3,441,160

Cash and Cash Equivalents	747,771	1,075,942
U.S Dollar	495,139	834,513
Euros	40,615	8,295
Brazilian Real	42,202	44,605
Argentine Pesos	6,471	2,854
Other currencies	14,083	5,375
Chilean Pesos	149,261	180,300

Other current financial assets	1,265	497
U.S Dollar	1,265	497

Other current non-financial assets	223,106	129,854
U.S Dollar	—	49,170
Euros	62	125
Brazilian Real	14,157	19,018
Argentine Pesos	7,095	5,855
Other currencies	9,716	5,325
Chilean Pesos	192,076	50,361

Trade and other current receivables	930,361	839,184
U.S Dollar	682,665	631,047
Euros	8,091	7,399
Brazilian Real	59,390	66,500
Argentine Pesos	22,987	15,044
Other currencies	40,235	15,458
Chilean Pesos	112,898	99,950
U.F.	4,095	3,786

Accounts receivable from related companies	5,048	7,324
U.S Dollar	875	591
Brazilian Real	438	83
Chilean Pesos	3,243	6,169
U.F.	492	481

Current Inventories	1,094,597	1,030,196
U.S Dollar	1,018,640	957,529
Brazilian Real	75,957	72,667

Current biological assets	317,055	315,924
U.S Dollar	254,276	253,672
Brazilian Real	62,779	62,252

Current tax assets	40,007	36,513
U.S Dollar	14,250	16,042
Euros	202	262
Brazilian Real	7,933	4,978
Other currencies	3,134	1,501
Chilean Pesos	14,488	13,730

Non-current assets or disposal groups classified as held for sale	5,771	5,726
U.S Dollar	5,200	5,152
Brazilian Real	571	574

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Total Non-Current Assets	11,664,647	11,152,588

Other non-current financial assets	26,683	20,346
U.S Dollar	26,683	20,346

Other non-current non-financial assets	88,454	86,948
U.S Dollar	80,818	79,615
Brazilian Real	4,981	4,946
Argentine Pesos	1,366	1,427
Other currencies	1,033	730
Chilean Pesos	256	230

Trade and other non-current receivables	12,032	15,149
U.S Dollar	4,739	7,733
Brazilian Real	727	1,040
Other currencies	26	27
Chilean Pesos	3,543	3,267
U.F.	2,997	3,082

Accounts receivable from related companies, non-current	—	481
U.F.	—	481

Investments accounted for using equity method	353,594	358,053
U.S Dollar	131,001	135,805
Euros	177,805	177,548
Brazilian Real	41,757	42,052
Chilean Pesos	3,031	2,648

Intangible assets other than goodwill	95,069	90,093
U.S Dollar	92,669	87,729
Brazilian Real	2,220	2,364
Chilean Pesos	180	—

Goodwill	65,763	65,851
U.S Dollar	42,616	42,573
Brazilian Real	23,147	23,278

Property, plant and equipment	7,651,330	7,174,693
U.S Dollar	6,997,283	6,675,290
Brazilian Real	529,518	498,993
Other currencies	124,117	—
Chilean Pesos	412	410

Non-current biological assets	3,366,164	3,336,339
U.S Dollar	2,955,269	2,924,266
Brazilian Real	410,895	412,073

Deferred tax assets	5,558	4,635
U.S Dollar	4,822	4,558
Brazilian Real	—	36
Other currencies	736	41

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

	Up to 90 days ThU.S.$	03-31-2019 From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	12-31-2018 From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	1,367,713	410,762	1,778,475	1,160,815	418,949	1,579,764

Other current financial liabilities	168,311	408,698	577,009	121,606	415,990	537,596
U.S Dollar	109,881	334,551	444,432	110,329	334,747	445,076
Brazilian Real	1,831	4,800	6,631	1,880	4,948	6,828
Chilean Pesos	9,030	27,088	36,118	1,334	3,683	5,017
U.F.	47,569	42,259	89,828	8,063	72,612	80,675

Bank Loans	88,774	110,261	199,035	84,778	130,271	215,049
U.S Dollar	86,943	105,461	192,404	82,898	125,323	208,221
Brazilian Real	1,831	4,800	6,631	1,880	4,948	6,828

Lease liabilities	20,270	61,259	81,529	7,265	23,651	30,916
U.S Dollar	5,030	15,541	20,571	—	—	—
Chilean Pesos	9,030	27,088	36,118	1,334	3,683	5,017
U.F.	6,210	18,630	24,840	5,931	19,968	25,899

Other Loans	59,267	237,178	296,445	29,563	262,068	291,631
U.S Dollar	17,908	213,549	231,457	27,431	209,424	236,855
U.F.	41,359	23,629	64,988	2,132	52,644	54,776

Trade and other current payables	740,962	—	740,962	659,618	—	659,618
U.S Dollar	207,421	—	207,421	184,989	—	184,989
Euros	7,787	—	7,787	7,450	—	7,450
Brazilian Real	64,197	—	64,197	64,873	—	64,873
Argentine Pesos	8,498	—	8,498	15,590	—	15,590
Other currencies	33,975	—	33,975	9,650	—	9,650
Chilean Pesos	387,547	—	387,547	348,886	—	348,886
U.F.	31,537	—	31,537	28,180	—	28,180

Accounts payable to related companies	11,324	—	11,324	10,229	—	10,229
U.S Dollar	2,026	—	2,026	1,777	—	1,777
Chilean Pesos	9,298	—	9,298	8,452	—	8,452

Other current provisions	443	815	1,258	413	—	413
U.S Dollar	443	—	443	413	—	413
Other currencies	—	815	815	—	—	—

Current tax liabilities	161,288	1,010	162,298	152,994	648	153,642
U.S Dollar	—	—	—	88	—	88
Euros	7	—	7	7	—	7
Argentine Pesos	20,158	—	20,158	16,730	—	16,730
Other currencies	963	—	963	102	—	102
Chilean Pesos	140,423	1,010	141,433	136,067	648	136,715

Current provisions for employee benefits	5,805	28	5,833	4,923	733	5,656
Brazilian Real	—	—	—	51	—	51
Chilean Pesos	5,805	28	5,833	4,872	733	5,605

Other current non-financial liabilities	279,580	211	279,791	211,032	1,578	212,610
U.S Dollar	245,728	202	245,930	187,740	606	188,346
Euros	49	—	49	49	—	49
Brazilian Real	12,920	—	12,920	12,340	—	12,340
Argentine Pesos	1,935	—	1,935	3,037	—	3,037
Other currencies	6,402	—	6,402	4,104	—	4,104
Chilean Pesos	12,546	9	12,555	3,762	972	4,734

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2019			12-31-2018
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,598,391	3,251,592	5,849,983	2,506,687	3,168,326	5,675,013

Other non-current financial liabilities	1,568,056	2,676,519	4,244,575	1,451,888	2,592,391	4,044,279
U.S Dollar	1,047,667	1,631,379	2,679,046	1,041,304	1,573,044	2,614,348
Brazilian Real	6,204	—	6,204	7,827	—	7,827
Chilean Pesos	107,175	1	107,176	5,821	—	5,821
U.F.	407,010	1,045,139	1,452,149	396,936	1,019,347	1,416,283

Bank Loans	483,207	204,698	687,905	526,062	199,324	725,386
U.S Dollar	477,003	204,698	681,701	518,235	199,324	717,559
Brazilian Real	6,204	—	6,204	7,827	—	7,827

Lease liabilities	201,889	52,350	254,239	37,271	—	37,271
U.S Dollar	61,902	52,240	114,142	—	—	—
Chilean Pesos	107,175	1	107,176	5,821	—	5,821
U.F.	32,812	109	32,921	31,450	—	31,450

Other Loans	882,960	2,419,471	3,302,431	888,555	2,393,067	3,281,622
U.S Dollar	508,762	1,374,441	1,883,203	523,069	1,373,720	1,896,789
U.F.	374,198	1,045,030	1,419,228	365,486	1,019,347	1,384,833

Non-current payables	2,230	—	2,230	2.230	—	2.230
U.S Dollar	2,230	—	2,230	2.230	—	2.230

Other non-current provisions	33,693	—	33,693	33,884	—	33,884
U.S Dollar	11	—	11	9	—	9
Brazilian Real	6,063	—	6,063	5,839	—	5,839
Argentine Pesos	27,617	—	27,617	28,035	—	28,035
Chilean Pesos	2	—	2	1	—	1

Deferred tax liabilities	811,602	575,073	1,386,675	841,723	575,935	1,417,658
U.S Dollar	721,032	575,073	1,296,105	751,356	575,935	1,327,291
Brazilian Real	89,068	—	89,068	90,367	—	90,367
Other currencies	1,502	—	1,502	—	—	—

Non-current provisions for employee benefits	67,465	—	67,465	64,895	—	64,895
Other currencies	531	—	531	159	—	159
Chilean Pesos	66,934	—	66,934	64,736	—	64,736

Other non-current non-financial liabilities	115,345	—	115,345	112,067	—	112,067
U.S Dollar	19	—	19	19	—	19
Brazilian Real	115,294	—	115,294	111,841	—	111,841
Argentine Pesos	25	—	25	29	—	29
Chilean Pesos	7	—	7	178	—	178

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos
Forestal Talavera S.A.	Argentina	Argentine pesos
Greenagro S.A.	Argentina	Argentine pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Savitar S.A.	Argentina	U.S. Dollar
Maderas y Sintéticos de México, S.A. de C.V.	Mexico	Mexican pesos
Maderas y Sintéticos Servicios, S.A. de C.V.	Mexico	Mexican pesos
Masisa Manufactura, S.A. de C.V.	Mexico	Mexican pesos
Masnova Química, S.A. de C.V.	Mexico	Mexican pesos
Arauco Canada Ltd. (ex Flakeboard Company Ltd.)	Canada	Canadian Dollar

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - March
	2019	2018
	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	(2,327)	(3,404)
Arauco Forest Brasil S.A.	(2,326)	(2,232)
Arauco Florestal Arapoti S.A.	(509)	(1,284)
Sonae Arauco S.A.	(3,439)	4,227
Arauco Argentina S.A.	(330)	(264)
Arauco Canada Ltd.	1,304	(2,364)
Others	(747)	110

Total reserve of exchange differences on translation	(8,374)	(5,211)

Effect of foreign exchange rates changes

	January-March
	2019	2018
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	2,127	1,049
Reserve of exchange differences on translation (with Non-controlling interests)	(8,622)	(5,525)

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these financial statements, Arauco has capitalized financial interest related to the modernization and extension of Planta Arauco (MAPA) project in Chile and to the Grayling project in the United States.

	January - March
	2019	2018
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	3.97%	4.25%
Amount of the capitalized interest cost, property, plant and equipment	6,705	3,769

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there are neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mrs. Maria Noseda Zambra de Angelini (who passed away on April 15, 2018), Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

			Functional	% Ownership interest 03-31-2019			% Ownership interest 12-31-2018
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
-	Arauco Canada Ltd. (ex Flakeboard Company Ltd.)	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.0681	98.9309	99.9990	1.0681	98.9309	99.9990
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.5689	99.4301	99.9990	0.5689	99.4301	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	9.7714	90.2278	99.9992	9.7714	90.2278	99.9992
-	Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco North America, Inc. (ex Flakeboard America Ltd.)	USA	U.S. Dollar	0.0001	99.9989	99.9990	0.0001	99.9989	99.9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	99.9484	99.9484	—	99.9484	99.9484
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood (China) Company Limited	China	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.0831	57.0831	—	57.0831	57.0831
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9985	99.9985	—	99.9985	99.9985
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.5487	98.5487	—	98.5479	98.5479
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	—	99.9805	99.9805	—	99.9805	99.9805
-	Forestal Talavera S.A.	Argentina	Argentine pesos	—	99.9942	99.9942	—	99.9942	99.9942
-	Greenagro S.A.	Argentina	Argentine pesos	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9801	99.9801	—	99.9801	99.9801
96510970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Maderas y Sintéticos de México, S.A. de C.V.	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Maderas y Sintéticos Servicios, S.A. de C.V.	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9991	99.9991
-	Masisa Manufactura, S.A. de C.V.	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Masnova Química, S.A. de C.V.	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9991	99.9991
-	Placacentro Masisa México, S.A. de C.V.	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Savitar S.A.	Argentina	Argentine pesos	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional Currency
Eufores S.A.	Uruguay	U.S. Dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
Ongar S.A.	Uruguay	U.S. Dollar
Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - March
	2019 ThU.S.$	2018 ThU.S.$
Salaries and bonuses	16,197	17,629
Per diem compensation to members of the Board of Directors	617	670
Termination benefits	846	7,248
Total	17,660	25,547

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	5	14
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,327	2,362
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	30 days	646	3,740
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	438	83
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	30 days	—	52
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	1	1
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	166	—
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	505	221
Parque Eólico Ovejera del Sur SpA.	76.839.949-2	Associate	Chile	Chilean pesos	30 days	98	—
Sonae Arauco Portugal S.A.	—	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	30 days	370	370
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	Jan-20	492	481
TOTAL						5,048	7,324

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	Jan-20	—	481
TOTAL						—	481

Related Party Payables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	8,688	7,019
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	393	601
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	—	616
Red to Green S.A.	86.370.800-1	Common Stockholder	Chile	Chilean pesos	30 days	20	14
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	71	123
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	22	11
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of an associate	Chile	U.S. Dollar	30 days	1,123	1,003
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	899	772
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	4	2
Adm.Estaciones de Servicio Serco Ltda.	79.689.550-0	Common controlling parent	Chile	Chilean pesos	30 days	—	1
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Common controlling parent	Chile	Chilean pesos	30 days	—	1
Empresa Distrib. Papeles y Cartones S.A.	88.566.900-k	Common Stockholder	Chile	Chilean pesos	30 days	—	8
Elemental S.A.	76.659.730-0	Indirect associate of controlling parent	Chile	Chilean pesos	30 days	—	1
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	30 days	73	28
Orizon S.A.	96.929.960-7	Common controlling parent	Chile	Chilean pesos	30 days	1	1
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	30 days	10	—
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	30 days	4	9
Air BP Copec	96.942.120-8	Common controlling parent	Chile	Chilean pesos	30 days	—	19
E2E S.A.	76.879.577-0	Subsidiary of an associate	Chile	Chilean pesos	30 days	16	—
TOTAL						11,324	10,229

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	670	3,668
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	13,497	75,328
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport and stowage	2,781	10,607
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	2,206	8,488
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	7,593	47,209
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and ships	757	1,675
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	187	897
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	91	617
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Wood and logs	39	644
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Wood and logs	—	261
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	61	453
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	299	2,449
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	80	326
Vía Limpia	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Other purchases	56	257

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	29	277
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	5,473	24,857
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Harvesting services, Wood and chips	3,290	26,308
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	1,111	1,474

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

On January 31, 2019, Arauco’s subsidiaries Inversiones Arauco Internacional Limitada and Araucomex, S.A. de C.V., closed the purchase of all of the shares of Masisa’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V., Maderas y Sintéticos Servicios, S.A. de C.V., Masisa Manufactura, S.A. de C.V., Placacentro Masisa México, S.A. de C.V. and Masnova Química, S.A. de C.V.

The price of the transaction, in the amount of ThU.S.$160,000 was paid on that day.

The main assets acquired, consist of two industrial complexes located in Durango and Zitácuaro, that jointly have three Particleboard (PB) lines with an annual installed capacity of 339,000 m3; a MDF line of with an annual installed capacity of 220,000 m3; melamine (or TFL) lines with an annual total installed capacity of 309,000 m3 ; a chemical plant with an installed capacity of 60,000 tons of resins and 60,600 tons of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2.

Arauco carried out the initial recognition of the acquisition of these companies based on the information available as of that date, performing a preliminary determination about the allocation of the fair values during the acquisition of the same. The amounts of acquired assets and liabilities are deemed to be provisional amounts and could be adjusted during the measurement period of this acquisition, in order to reflect new information obtained based on facts and circumstances that existed as of the acquisition date and which, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period will not exceed the term of one year as from the acquisition date.

The table below shows the fair values of assets and liabilities at the date of the transaction:

Masisa Mexico Group	03-31-2019 ThU.S.$
Cash and cash equivalent	9,152
Other current non-	599
Trade and other current receivables	29,971
Accounts receivable due from related companies	27,484
Inventories	31,692
Current tax assets	1,567
Investments accounted for using equity method	1,571
Intangible assets other than goodwill	223
Property, plant and equipment	120,013
Non-Current Assets or disposal groups classified as held for sale	49
Total assets	222,321
Trade and other current payables	45,650
Accounts payable to related companies	12,692
Other current provisions	902
Current tax liabilities	1,388
Deferred tax liabilities	1,227
Non-current provisions for employee benefits	462
Total liabilities	62,321

Total equity	160,000

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following table shows revenue and net profit recognized at the acquisition day:

ARAUCO INDUSTRIA DE PAINEIS LTDA.	February 1, 2019 to March 31, 2019 ThU.S.$
Revenue	23,518
Net loss	(4,610)

If the acquisition had occurred on January 1, 2019, consolidated pro-forma revenue and profit for the year ended March 31, 2019 would have been:

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. AND SUBSIDIARIES	January-March 2019 (Pro-forma) ThU.S.$
Revenue	1,417,727
Net profit	123,874

On December 31, 2018, Arauco Wood Products Inc and Arauco Panels USA, LLC merged into Arauco North America, Inc (ex Flakeboard America Limited). This transaction had no effect on Arauco’s profit or loss.

On May 7, 2018, the company Maderas Arauco Costa Rica S.A. was created through the subsidiary Inversiones Arauco Internacional Ltda., with a capital of 10,000 colones (equivalent to U.S.$ 18). On December 24, 2018, Inversiones Arauco Internacional Ltda. made a capital contribution of ThU.S.$ 300 to the company Maderas Arauco Costa Rica S.A.

On August 3, 2018, the company Arauco Wood (China) Company Limited was created through the subsidiary Inversiones Arauco Internacional Ltda. with a capital of ThU.S.$ 500 which it has not been paid to date.

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

At March 31, 2019 there were no new investments in associates to report.

On May 2, 2018, the company E2E S.A. was incorporated through the subsidiary Maderas Arauco S.A., with a total capital of ThU.S.$ 6,000, under 50% ownership of Arauco. As of March 31, 2019, ThU.S.$ 2,711 have been contributed.

On January 19, 2018, the company Parque Eólico Ovejera Sur SpA was incorporated through the subsidiary Arauco Bioenergía S.A., under 50% ownership of Arauco. The capital contributed by Arauco is ThU.S.$ 782.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	03-31-2019	12-31-2018
Carrying amount	ThU.S.$56,492	ThU.S.$ 62,511

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	03-31-2019	12-31-2018
Carrying amount	ThU.S.$52,140	ThU.S.$51,760

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	03-31-2019	12-31-2018
Carrying amount	ThU.S.$ 209	ThU.S.$ 193

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	03-31-2019	12-31-2018
Carrying amount	ThU.S.$(1)	ThU.S.$(1)

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	03-31-2019	12-31-2018
Carrying amount	ThU.S.$7	ThU.S.$7

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	03-31-2019	12-31-2018
Carrying amount	ThU.S.$38,270	ThU.S.$38,497

Name	E2E S.A.
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Development of construction solutions
Ownership interest (%)	50.0000%
	03-31-2019	12-31-2018
Carrying amount	ThU.S.$2,249	ThU.S.$2,044

Name	Parque Eólico Ovejera Sur SpA
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Electrical power projects
Ownership interest (%)	50.0000%
	03-31-2019	12-31-2018
Carrying amount	ThU.S.$775	ThU.S.$597

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
03-31-2019	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	99,083	29	4,308	1,074	349	5,789	2	25	110,659
Non-current	546,360	106,100	928	5,957	1,068	104,854	36	19	765,322
Total	645,443	106,129	5,236	7,031	1,417	110,643	38	44	875,981

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	36,294	82	3,526	195	14	333	—	7	40,451
Non-current	330,546	—	664	—	—	26,077	5	42	357,334
Equity	278,603	106,047	1,046	6,836	1,403	84,233	33	(5)	478,196
Total	645,443	106,129	5,236	7,031	1,417	110,643	38	44	875,981

03-31-2019
Revenues	46,763	476	1,272	1	3	563	—	—	49,078
Expenses	(46,751)	—	(1,215)	(154)	(1)	(253)	—	—	(48,374)
Profit or loss (continuing operations)	12	476	57	(153)	2	310	—	—	704

Other comprehensive income	7,540	—	—	—	—	—	—	—	7,540
Comprehensive income	7,552	476	57	(153)	2	310	—	—	8,244
Dividends	—	—	—	—	—	—	—	—	—
	Assets
12-31-2018	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	97,866	29	22,870	680	1,246	4,295	2	25	127,013
Non-current	566,484	105,354	907	3,600	703	105,836	36	19	782,939
Total	664,350	105,383	23,777	4,280	1,949	110,131	38	44	909,952

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	28,938	82	22,192	192	754	81	—	7	52,246
Non-current	327,124	—	619	—	—	31,485	5	42	359,275
Equity	308,288	105,301	966	4,088	1,195	78,565	33	(5)	498,431
Total	664,350	105,383	23,777	4,280	1,949	110,131	38	44	909,952

03-31-2018
Revenues	34,503	4,852	1,334	—	—	2,326	—	—	43,015
Expenses	(35,878)	—	(1,197)	—	—	(2,423)	—	—	(39,498)
Profit or loss (continuing operations)	(1,375)	4,852	137	—	—	(97)	—	—	3,517

Other comprehensive income	1,868	—	—	—	—	—	—	—	1,868
Comprehensive income	493	4,852	137	—	—	(97)	—	—	5,385
Dividends	—	—	—	—	—	—	—	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	03-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Opening balance as of January 1	358,053	368,772
Changes
Investment in joint ventures, Additions	470	3,028
Share of profit (loss) in investment in associates	262	3,043
Share of profit (loss) in investment in joint ventures	4,101	14,203
Dividends Received, Investments in Associates	(6,060)	(11,307)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(3,668)	(17,287)
Other increase (decrease) in investment and associates and joint ventures (*)	436	(2,399)
Total changes	(4,459)	(10,719)
Closing balance	353,594	358,053

(*)

In May 2017, Arauco’s associate Florestal Vale do Corisco S.A. performed a return of capital to its shareholders. This transaction did not generate effects in the Consolidated Statements of Profit or Loss nor modified Arauco’s shareholding in Florestal Vale do Corisco S.A.

	03-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	150,142	155,609
Carrying amount of joint ventures accounted for using equity method	203,452	202,444
Total investment accounted for using equity method	353,594	358,053

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of March 31, 2019 and December 31, 2018, Arauco has not carried out any contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	03-31-2019		12-31-2018
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	265,400	241,002	220,699	204,455
Non-current	2,199,359	519,903	2,044,534	441,010
Equity		1,703,854	—	1,619,768
Total Joint Arrangement	2,464,759	2,464,759	2,265,233	2,265,233

Investment	851,927		809,884

	03-31-2019	03-31-2018
	ThU.S.$	ThU.S.$
Income	235,359	215,649
Expenses	(155,393)	(151,145)
Joint Arrangement Net Income (Loss)	79,966	64,504

	03-31-2019		12-31-2018
	Assets	Liabilities	Assets	Liabilities
Forestal Cono Sur S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	33,668	1,645	23,528	1,668
Non-current	166,389	6,530	170,443	1,957
Equity	—	191,882	—	190,346
Total Joint Arrangement	200,057	200,057	193,971	193,971

Investment	95,941		95,173

	03-31-2019	03-31-2018
	ThU.S.$	ThU.S.$
Income	14,332	16,129
Expenses	(12,795)	(13,148)
Joint Arrangement Net Income (Loss)	1,537	2,981

	03-31-2019		12-31-2018
	Assets	Liabilities	Assets	Liabilities
Eufores S.A.(consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	180,306	213,505	160,708	159,988
Non-current	808,275	139,807	638,832	8,282
Equity	—	635,269	—	631,270
Total Joint Arrangement	988,581	988,581	799,540	799,540

Investment	317,635		315,635

	03-31-2019	03-31-2018
	ThU.S.$	ThU.S.$
Income	69,046	85,464
Expenses	(65,019)	(70,412)
Joint Arrangement Net Income (Loss)	4,027	15,052

	03-31-2019		12-31-2018
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,270	113,702	5,482	106,676
Non-current	469,803	20,190	472,539	27,863
Equity	—	342,181	—	343,482
Total Joint Arrangement	476,073	476,073	478,021	478,021

Investment	171,091		171,741

	03-31-2019	03-31-2018
	ThU.S.$	ThU.S.$
Income	4,510	4,527
Expenses	(5,811)	(5,724)
Joint Arrangement Net Income (Loss)	(1,301)	(1,197)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures:

	03-31-2019		12-31-2018
	Assets	Liabilities	Assets	Liabilities
Unilin Arauco Pisos Ltda.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	6,145	3,795	6,165	3,591
Non-current	4,673	48	4,574	37
Equity	—	6,975	—	7,111
Total Joint Arrangement	10,818	10,818	10,739	10,739

Investment	3,488		3,556

	03-31-2019	03-31-2018
	ThU.S.$	ThU.S.$
Income	4,492	2,767
Expenses	(4,448)	(2,766)
Joint Arrangement Net Income (Loss)	44	1

Other comprehensive income	—	—
Comprehensive income	44	1
Dividends	—	—

	03-31-2019		12-31-2018
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	20,950	3,956	19,840	4,443
Non-current	32,017	4,692	32,363	5,078
Equity	—	44,319	—	42,682
Total Joint Arrangement	52,967	52,967	52,203	52,203

Investment	22,160		21,341

	03-31-2019	03-31-2018
	ThU.S.$	ThU.S.$
Income	11,930	11,184
Expenses	(10,293)	(10,090)
Joint Arrangement Net Income (Loss)	1,637	1,094

Other comprehensive income	—	—
Comprehensive income	1,637	1,094
Dividends		—

	03-31-2019		12-31-2018
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	249,230	210,792	272,030	221,393
Non-current	664,440	347,269	655,856	351,397
Equity	—	355,609	—	355,096
Total Joint Arrangement	913,670	913,670	927,886	927,886

Net assets	147,540		146,762
Net asset adjustment (Goodwill)	30,265		30,786
Investment	177,805		177,548

	03-31-2019	03-31-2018
	ThU.S.$	ThU.S.$
Income	243,157	270,724
Expenses	(236,494)	(260,353)
Joint Arrangement Net Income (Loss)	6,663	10,371

Other comprehensive income	—	—
Comprehensive income	6,663	10,371
Dividends	7,480	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of March 31, 2019 and December 31, 2018, respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	03-31-2019	12-31-2018
Provisions for impairment of property, plant and equipment	ThU.S.$16,513	ThU.S.$16,328

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$65,763 (ThU.S.$ 65,851 at December 31, 2018), as shown below:

	03-31-2019	12-31-2018
Goodwill	ThU.S.$	ThU.S.$
Opening balance at January 1	65,851	69,922
Increase (decrease) in foreign currency exchange	(88)	(4,071)
Closing balance	65,763	65,851

Of the total of goodwill, ThU.S.$40,704 (ThU.S.$ 40,661 as of December 31, 2018) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 6.7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$23,147 (ThU.S.$ 23,278 as of December 31, 2018).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 7% real discount rate that reflects current evaluations for the panel segment in Brazil.

As of March 31, 2019 and December 31, 2018, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount of $4,571,664,617 (equal to ThU.S.$6,738 as of March 31, 2019). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$1,782 as of March 31, 2019), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$4,955 as of March 31, 2019) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. On June 19, 2017, the Court issued the evidence production ruling, which resolution was notified via certified letter on July 23 of 2017. Arauco lodged a motion for reconsideration and a supplementary appeal, requesting the terms of the evidence production ruling be modified. On July 7, 2017, the Court upheld the motion for reconsideration. On September 20, 2017, the Court issued its first instance decision confirming the liquidations. On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court. The case is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of March 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 6,650 as of March 31, 2019). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). Exempted Resolution No. 357, issued by the Superintendence of the Environment (SMA) was notified on March 23, 2018, through which the reconsideration appeal lodged by the company was rejected. On April 5, 2018, a judicial claim was submitted before the Third Environmental Court against Exempted Resolutions No. 1487 and No. 357 of the SMA. On November 12, 2018, the case was in agreement status. Minister Sibel Villalobos Volpi was designated to draft the resolution. The case is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of March 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

3. Through Exempted Resolution No. 1/File F-031-2016, dated September 15, 2016, the SMA formulated three charges against the company due to certain alleged breaches of certain Environmental Qualification Resolutions of the Constitución Plant, and an alleged contravention of Law No. 19,300 resulting from a purported circumvention of the Environmental Assessment System. The SMA classified the three charges as follows: 1 severe and 2 minor.

On October 17, 2016, the company filed a Compliance Program containing 7 actions and objectives. On January 3, 2017, the SMA served its resolution approving the compliance program submitted by the Company. If the compliance program is executed satisfactorily, the proceedings would conclude without the application of any sanctions.

The final report regarding the Compliance Program was submitted on October 2, 2017, and further supplemented on December 11, 2017, evidencing the complete and comprehensive performance of all the actions and measures envisaged in said program. The SMA must issue its opinion regarding the satisfactory performance of the Compliance Program.

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. y Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Forestal Arauco S.A., Servicios Logísticos Arauco S.A., Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A. The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The complaint seeks to enforce the contract, plus $575,000,000 (equal to ThU.S.$ 847 as of March 31, 2019) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 (equivalent to ThU.S.$ 16,490 as of March 31, 2019), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 (equivalent to ThU.S.$ 7,369 as of March 31, 2019) for moral damages.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A; service is pending on Servicios Logísticos Arauco S.A. (Rol C-757-2018 with the Civil Court of Constitución).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of March 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., would be a supposed possessor and not owner of this estate.

The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

The Court ordered that this trial be joined with Case File C-54-2015.

On December 9, 2016, the Court summoned the parties for the issuance of the ruling. On February 24, 2017, the first instance final ruling was notified, which ruling dismissed the claim in its entirety.

On March 8, 2017, the claimant appealed against the first instance ruling. On May 25, 2018, the first instance ruling was confirmed by the Court of Appeals, with litigation costs.

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. Pending case to be heard. (Case File 16,583-2018).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

2. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question.

On April 28, 2015, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014. The Court ordered the requested consolidation.

On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs.

On March 8, 2017, the plaintiff filed an appeal against the lower court final ruling. On May 25, 2018, the Court of Appeals of Talca upheld the first instance final ruling with litigation costs. (Court of Appeals of Talca Case File No. 949-2017).

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. Pending case to be heard. (Case File 16,583-2018).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

3. On July 11, 2017, the company was notified of a civil claim for recovery in ordinary proceedings, filed by Mrs. Carmen Muñoz Domínguez on behalf of Forestal Ezrece S.A. The plaintiff argues that its client would be the rightful owner – as a result of an assignment and sale – of 87.5% of the hereditary rights in the rural real estate property called “Pino Huacho,” located in the boroughs of Los Alamos and of Cañete, province of Lebu, Eighth Region, for a surface area amounting to 5,144.22 hectares, which actions would be under the possession of Forestal Arauco S.A. The claimant has requested the court to order Forestal Arauco S.A. to be sentenced to restitute these actions and rights. Forestal Arauco S.A. answered the claim, requesting its total dismissal, with litigation costs, and further filing a counterclaim based on the ordinary prescription and, in lieu thereof, based on extraordinary prescription.

On April 15, 2019, the court summoned the parties to hear a judgment. Issuance pending. (Case File C-109-2017 First Instance and Guarantee Court of Lebu).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

4. Mrs. Estela Jaramillo, filed a lawsuit in a special indigenous procedure, before the First Civil Court of Osorno (Case C-2540-2018), requesting the absolute nullity of the contract of sale signed in 1999, by which Consorcio Forestal S.A. sold to Forestal Valdivia S.A., today Forestal Arauco S.A., 1,505.6 hectares under the name of Fundo San Nicolás Dos Lote Uno Norte. It also demands compensation for damages for the exploitation and use of indigenous lands against Forestal Arauco S.A.

On November 10, 2018, Forestal Arauco SA was notified of the lawsuit. On January 16, 2019, the Court dismissed the lawsuit regarding Consorcio Forestal S.A., who was not notified of the complaint.

On March 18, 2019, the answer and settlement hearing took place, and, during said hearing, the court decided to proceed to the production of evidence stage. Currently, the term for the production of evidence has expired, and the only pending act is the submission of a report regarding the debated issue by the National Institute of Indigenous Development (Corporación Nacional de Desarrollo Indígena).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

5. Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property “Resto del Fundo Los Alpes”, which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the claimants, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On January 22, 2019, the lawsuit was notified to Forestal Arauco S.A., and the deadline for its response is pending.

On February 13, 2019 Forestal Arauco S.A. filed dilatory exceptions, which are pending resolution.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2017 for its local operations in the Provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP # MPYT, approving the annual forestry plan for 2007. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on 7,836 hectares planted in that year as of this period.

In March 2005, Note No. 145/05 of the Undersecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $1,017,120,050 Argentine Pesos (ThU.S.$ 23,463 as of March 31, 2019) for guaranteed export duties, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555,207, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. Both the underlying issue and the restitution claim have yet to be resolved.

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2018, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $330,929,852 Argentine Pesos (ThU.S.$7,634 as of March 31, 2019).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement, at the estimated amount of R$164,159,000 (ThU.S.$42,092 as of March 31, 2019). Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017, and took into consideration certain arguments presented by the Company regarding the premiums, but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, representing the final amount of this case R$57,556,262 (ThU.S.$ 14,758 as of March 31, 2019), and interests and readjustments will be added to that value until the discussion is over. Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm. This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process; we are currently expecting the decision on such Special Remedy.

Based on the last decision of the declaratory liens, the CARF submitted that the current value under discussion would amount to R$58,059,580.30 (ThU.S.$ 14,887 as of March 31, 2019), with basis as of January 31, 2019. Interests and adjustments must be added to the aforesaid amount as from January 31, 2019 until the discussion concludes.

The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. Otherwise, as the next step, the Company will discuss the Infringement Notice before the Brazilian Justice Courts.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Provisions recorded as of March 31, 2019 and December 31, 2018 are as follows:

	03-31-2019	12-31-2018
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	1,258	413
Provisions for litigations	407	413
Other provisions	851	—
Provisions, non-Current	33,693	33,884
Provisions for litigations	10,193	10,384
Other provisions	23,500	23,500

Total Provisions	34,951	34,297

	03-31-2019
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	10,797	23,500	34,297
Changes in provisions
Increase in existing provisions	570	17	587
Increase through business combinations	—	919	919
Used provisions	(108)	(91)	(199)
Increase (decrease) in foreign currency exchange	(657)	2	(655)
Other Increases (Decreases)	(2)	4	2
Total Changes	(197)	851	654
Closing balance	10,600	24,351	34,951

(*)	The increase in legal claims is composed mainly of ThU.S.$275 and ThU.S.$294 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.
(**)	Increase through business combinations is due to Maderas y sintéticos de México S.A. ThU.S.$ 815 where there is a resolution against the company for a lawsuit related to trademark.

	12-31-2018
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	13,172	25,564	38,736
Changes in provisions
Increase in existing provisions	1,660	2	1,662
Used provisions	(887)	—	(887)
Increase (decrease) in foreign currency exchange	(5,262)	—	(5,262)
Other Increases (Decreases)	2,114	(2,066)	48
Total Changes	(2,375)	(2,064)	(4,439)
Closing balance	10,797	23,500	34,297

(*)	The increase in legal claims is composed mainly of ThU.S.$886 and ThU.S.$776 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.
(**)

The decrease in Other Increases (Decreases) in Other provisions is due to legal claims from Arauco Industrias de Paineis which were classified as Other provisions in 2017 and were included as Litigations in December 2018

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period, and the constitution of provision for the export duties lawsuit (see Arauco Argentina’s contingent liability set forth in this note).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	03-31-2019	12-31-2018
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	95,069	90,093
Computer software	25,355	26,545
Water rights	5,966	5,966
Customer	40,606	41,634
Other identifiable intangible assets	23,142	15,948

Classes of intangible Assets, Gross	196,486	185,895
Computer software	91,110	88,177
Water rights	5,966	5,966
Customer	71,835	71,443
Other identifiable intangible assets	27,575	20,309

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(101,417)	(95,802)
Accumulated amortization and impairment, intangible assets	(101,417)	(95,802)
Computer software	(65,755)	(61,632)
Customer	(31,229)	(29,809)
Other identifiable intangible assets	(4,433)	(4,361)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	03-31-2019
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,545	5,966	41,634	15,948	90,093
Changes
Additions	417	—	—	4,848	5,265
Additions through business combination	223	—	—	—	223
Amortization	(1,889)	—	(1,193)	(90)	(3,172)
Increase (Decrease) related to foreign currency translation	59	—	165	(22)	202
Other Increases (Decreases)	—	—	—	2,458	2,458
Changes Total	(1,190)	—	(1,028)	7,194	4,976
Closing Balance	25,355	5,966	40,606	23,142	95,069

	12-31-2018
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,747	5,697	47,144	9,027	88,615
Changes
Additions	6,369	269	—	7,424	14,062
Disposals	(1)	—	—	—	(1)
Amortization	(7,132)	—	(4,808)	(409)	(12,349)
Increase (Decrease) related to foreign currency translation	(287)	—	(702)	(31)	(1,020)
Other Increases (Decreases)	849	—	—	(63)	786
Changes Total	(202)	269	(5,510)	6,921	1,478
Closing Balance	26,545	5,966	41,634	15,948	90,093

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Interim Consolidated Statements of Profit or Loss under the “Administrative Expenses” line item.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares as of March 31, 2019 out of which 1 million hectares are used for forestry planting, 432 thousand hectares are native forest, 197 thousand hectares are used for other purposes and 110 thousand hectares not yet planted.

For the period ended March 31, 2019, the production volume of logs totaled 5.2 million m3 (5.1 million m3 as of March 31, 2018).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Consolidated Statements of Profit or Loss under the line item Other income per function, which as of March 31, 2019 amounted to ThU.S.$36,981 (ThU.S.$ 29,575 as of March 31, 2018). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of March 31, 2019 amounted to ThU.S.$45,876 (ThU.S.$ 54,768 as of March 31, 2018).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 6.4% in Chile, 7.9% Brazil, 10.5% in Argentina and 6.9% in Uruguay.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(132,466)
	-0,5	140,038
Margins (%)	10	398,446
	-10	(398,446)

The adjustment to fair value of biological assets is recorded in the Interim Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

Detail of Biological Assets Pledged as Security

As of March 31, 2019, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these interim consolidated financial statements, the Current and Non-current biological assets are as follows:

	03-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Current	317,055	315,924
Non-current	3,336,164	3,336,339
Total	3,683,219	3,652,263

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of carrying amount of biological assets

	03-31-2019
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	315,924	3,336,339	3,652,263
Changes in real incurred cost	456	38,946	39,402
Additions through acquisition and costs of new plantations	1,612	70,728	72,340
Sales	—	(150)	(150)
Harvest	(9,404)	(20,848)	(30,252)
Increases (decreases) in Foreign Currency Translation	(27)	(2,572)	(2,599)
Transfers from non-current to current	8,237	(8,237)	—
Other Increases (decreases)	38	25	63
Changes in fair value	675	(9,121)	(8,446)
Gain (losses) arising from changes in fair value minus sale costs	(1,647)	38,628	36,981
Sales	—	(223)	(223)
Harvest	(14,212)	(30,992)	(45,204)
Transfers from non-current to current	16,534	(16,534)	—
Total Changes	1,131	29,825	30,956
Closing balance	317,055	3,366,164	3,683,219

	12-31-2018
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	307,796	3,459,146	3,766,942
Changes in real incurred cost	34,684	(27,174)	7,510
Additions through acquisition and costs of new plantations	2,105	205,353	207,458
Sales	(52)	(315)	(367)
Harvest	(117,729)	—	(117,729)
Increases (decreases) in Foreign Currency Translation	(5,424)	(76,672)	(82,096)
Loss of forest due to fires	—	(8,702)	(8,702)
Transfers from non-current to current	155,789	(155,789)	—
Other Increases (decreases)	(5)	8,951	8,946
Changes in fair value	(26,556)	(95,633)	(122,189)
Gain (losses) arising from changes in fair value minus sale costs	(8,684)	93,160	84,476
Sales	—	(445)	(445)
Harvest	(203,164)	—	(203,164)
Loss of forest due to fires	—	(3,056)	(3,056)
Transfers from non-current to current	185,292	(185,292)	—
Total Changes	8,128	(122,807)	(114,679)
Closing balance	315,924	3,336,339	3,652,263

As of the date of these interim consolidated financial statements, there are no committed disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

These investments are reflected in the Interim Consolidated Financial Statements as Properties, Plants and Equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of March 31, 2019, and December 31, 2018 Arauco has made and / or has committed the following disbursements by major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

03-31-2019		Disbursements undertaken 2019				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,182	Assets	Property, plant and equipment	4,417	2019
Arauco do Brasil S.A.	Environmental improvement studies	In process	879	Expense	Administration expenses	5,364	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	14	Assets	Property, plant and equipment	2,287	2019
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	4,597	Assets	Property, plant and equipment	91,991	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	101	Expense	Operating cost	368	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,969	Assets	Property, plant and equipment	7,247	2019
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	4,239	Expense	Operating cost	10,225	2019
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	143	Assets	Property, plant and equipment	3,654	2019
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,839	Expense	Operating cost	6,442	2019
Arauco Argentina S.A.	Construction emisario	In process	—	Assets	Property, plant and equipment	697	2019
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	526	Assets	Property, plant and equipment	954	2019
Arauco Argentina S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	16	Assets	Property, plant and equipment	1,314	2019
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	70	Expense	Operating cost	209	2019
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	221	Expense	Operating cost	664	2019
Maderas Arauco S.A.	Environmental improvement studies	In process	256	Assets	Property, plant and equipment	18	2019
Forestal Arauco S.A.	Environmental improvement studies	In process	162	Expense	Administration expenses	798	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	53	Assets	Property, plant and equipment	2,986	2019
Forestal Los Lagos S.A.	Environmental improvement studies	In process	39	Expense	Operating cost	233	2019

		TOTAL	16,306			139,868

12-31-2018		Disbursements undertaken 2018				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,771	Assets	Property, plant and equipment	4,001	2019
Arauco do Brasil S.A.	Environmental improvement studies	In process	3,284	Expense	Administration expenses	2,723	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	6,467	Assets	Property, plant and equipment	8,271	2019
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	29,419	Assets	Property, plant and equipment	63,035	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	563	Expense	Operating cost	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	21,978	Assets	Property, plant and equipment	9,233	2019
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	25,684	Expense	Operating cost	—
Arauco Argentina S.A.	Construction emisario	In process	1,454	Assets	Property, plant and equipment	797	2019
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	499	Expense	Operating cost	—
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,471	Expense	Operating cost	—
Maderas Arauco S.A.	Environmental improvement studies	In process	—	Assets	Property, plant and equipment	291	2019
Forestal Arauco S.A.	Environmental improvement studies	In process	1,547	Expense	Administration expenses	1,957	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	52	Assets	Property, plant and equipment	3,266	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	281	Assets	Property, plant and equipment	—
Forestal Los Lagos S.A.	Environmental improvement studies	In process	236	Expense	Operating cost	273	2019

		TOTAL	94,706			93,847

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

The following table sets forth information on the main types of non-current assets held for sale:

	03-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Land	2,401	2,352
Buildings	1,284	1,284
Property, plant and equipment	2,086	2,090
Total	5,771	5,726

As of March 31, 2019, and December 31, 2018, there were no significant effects on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of March 31, 2019 and December 31, 2018, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

	March 2019		December 2018
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value

Financial assets at fair value through profit or loss (held for trading)	150,052	150,052	270,110	270,110
Derivatives (1)	158	158	75	75
Mutual funds (2)	149,894	149,894	270,035	270,035
Financial assets at amortized cost	1,545,323	1,545,323	1,669,587	1,669,587
Cash and cash equivalents (amortized cost)	597,877	597,877	805,907	805,907
Cash	268,174	268,174	327,132	327,132
Time deposits	329,703	329,703	478,775	478,775
Accounts Receivable (net)	942,393	942,393	854,333	854,333
Trade and other receivables	820,557	820,557	751,158	751,158
Lease receivable	1,804	1,804	1,968	1,968
Other receivables	120,032	120,032	101,207	101,207
Accounts receivable due from related parties	5,048	5,048	7,805	7,805
Other financial assets	5	5	1,542	1,542
Hedging assets	27,785	27,785	19,226	19,226

Financial liabilities at amortized cost (3)	5,520,060	5,649,764	5,182,353	5,206,334
Bonds issued denominated in U.S. Dollars	2,058,621	2,018,516	2,062,044	1,948,482
Bonds issued denominated in U.F. (4)	1,484,215	1,624,082	1,439,610	1,544,813
Bank Loans in U.S. Dollars	874,105	932,563	925,780	962,866
Bank borrowing denominated in U.S. Dollars	12,835	12,835	14,655	14,655
Lease liabilities	335,768	307,252	68,187	63,441
Trade and other payables	743,192	743,192	661,848	661,848
Accounts payable to related parties	11,324	11,324	10,229	10,229
Financial liabilities at fair value through profit or loss	198	198	289	289
Hedging Liabilities	55,843	55,843	71,310	71,310

(1)	The derivatives are presented in the line item “other financial assets” in the consolidated statements of financial position.
(2)

Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(3)

Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the interim consolidated statements of financial position as of March 31, 2019, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair Value	March 2019 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$

Financial assets at fair value
Derivatives	158		158
Mutual Funds	149,894	149,894

Hedging assets	27,785		27,785

Financial liabilities at fair value
Bonds issued denominated in U.S. Dollars	2,018,516	2,018,516
Bonds issued denominated in U.F. (4)	1,624,082	1,624,082
Bank loans in U.S. Dollars	932,563		932,563
Bank borrowing denominated in other currencies	12,835		12,835
Lease liabilities	307,252		307,252

Financial liabilities at fair value through profit or loss	198		198
Hedging liabilities	55,843		55,843

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg. In this particular case, given that cross currency swaps correspond to future flows in UF and future flows in Dollars, Arauco calculates the current value of such flows by using 2 discount curves: the UF zero coupon curve and the Dollar zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The counterparty risk, for the 3 cases, uses the Z-Spread obtained from the curve of the bonds issued by the counterparties, and they are deducted from each flow as appropriate.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings and lease liabilities were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	March 2019 ThU.S.$	December 2018 ThU.S.$
Interest bearing loans, current (a)	576,225	535,836
Other financial liabilities, current	577,010	537,596
Hedging liabilities current + Financial liabilities at fair value through profit or loss current	785	1,760
Interest bearing loans, non-current (b)	4,189,319	3,974,440
Other financial liabilities, non-current	4,244,575	4,044,279
Hedging liabilities non-current + Financial liabilities at fair value through profit or loss non-current	55,256	69,839
Financial debt total (c)	4,765,544	4,510,276
Cash and cash equivalents	747,771	1,075,942
Other financial assets current	1,265	497
Total Cash (d)	749,036	1,076,439
Net Financial Debt (e)	4,016,508	3,433,837
Non-controlling interests	7,363,905	7,301,779
Equity attributable to owners of parent	37,264	37,192
Total Equity (f)	7,401,169	7,338,971
Debt to equity ratio (g)	0.54	0.47

(a)	Other Current Financial Liabilities – (Current Hedge Liabilities + Financial Liabilities with changes in current results)
(b)	Other Non-Current Financial Liabilities – (Non-current Hedge Liabilities + Financial Liabilities with changes in non-current results)
(c)	Interest bearing loans, current + Interest bearing loans, non-current
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	March 2019 ThU.S.$	December 2018 ThU.S.$
Other financial liabilities (a)	4,821,585	4,581,875
Other financial liabilities, current	577,010	537,596
Other financial liabilities, non-current	4,244,575	4,044,279
Financial liabilities at fair value through profit or loss	198	289
Hedging liabilities (b)	55,843	71,310
Swaps	55,140	69,085
Forward	703	2,225
Financial debt total (c)	4,765,544	4,510,276
Cash and cash equivalents	747,771	1,075,942
Total Cash (d)	747,771	1,075,942
Net Financial Debt (e)	4,017,773	3,434,334
Non-controlling interests	7,363,905	7,301,779
Equity attributable to owners of parent	37,264	37,192
Total Equity (f)	7,401,169	7,338,971
Debt to equity ratio (g)	0,54	0,47

(a)	Other Financial Liabilities current + Other Financial Liabilities non-current
(b)	Swaps + Forwards + Options
(c)	Other financial liabilities +Financial liabilities at fair value through profit or loss + Hedging liabilities
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of March 31, 2019 and December 31, 2018:

Thousands of dollars	March 2019
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	58,483	237,178	295,661	827,704	2,419,471	3,247,175	3,542,836
Bank borrowing	88,774	110,261	199,035	483,207	204,698	687,905	886,940
Lease liabilities	20,270	61,259	81,529	201,889	52,350	254,239	335,768
Swap and Forward	785	—	785	55,256	—	55,256	56,041

Other Financial Liabilities, Total (a)	168,312	408,698	577,010	1,568,056	2,676,519	4,244,575	4,821,585

Thousands of dollars	March 2019
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	740,962	—	740,962	2,230	—	2,230	743,192
Accounts payable to related companies	11,324	—	11,324	—	—	—	11,324

Accounts Payable, Total (b)	752,286	—	752,286	2,230	—	2,230	754,516

Financial Liabilities, Total (a) + (b)	920,598	408,698	1,329,296	1,570,286	2,676,519	4,246,805	5,576,101

Thousands of dollars	December 2018
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	27,803	262,068	289,871	818,716	2,393,067	3,211,783	3,501,654
Bank borrowings	84,778	130,271	215,049	526,062	199,324	725,386	940,435
Lease liabilities	7,265	23,651	30,916	37,271	—	37,271	68,187
Swap and Forward	1,760	—	1,760	69,839	—	69,839	71,599

Other Financial Liabilities, Total (a)	121,606	415,990	537,596	1,451,888	2,592,391	4,044,279	4,581,875

Thousands of dollars	December 2018
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	659,618	—	659,618	2,230	—	2,230	661,848
Accounts payable to related companies	10,229	—	10,229	—	—	—	10,229

Accounts Payable, Total (b)	669,847	—	669,847	2,230	—	2,230	672,077

Financial Liabilities, Total (a) + (b)	791,453	415,990	1,207,443	1,454,118	2,592,391	4,046,509	5,253,952

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of March 31, 2019 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statements of Financial Position under Other Non-Current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the interim statements of financial position as of the end of this period, is presented below:

Financial Instruments	March 2019 Fair Value ThU.S.$	December 2018 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	158	75
Derivative-Uruguay (1)	158	75

Hedging Assets	27,785	19,226
Derivative-Uruguay (1)	1,877	1,357
Cross Currency Swaps	25,908	17,869

Financial liabilities at fair value through profit or loss	(198)	(289)
Forward (2)	(22)	(2)
Derivative-Uruguay (1)	(176)	(287)

Hedging Liabilities	(55,843)	(71,310)
Cross Currency Swaps	(55,140)	(69,086)
Derivative-Uruguay (1)	(703)	(2,224)

(1)	Includes Swap and Forward from Uruguay tables.
(2)	Includes Forwards from Colombia and Chile.

23.4.1. Chile

Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies different from the functional currency, which causes mismatches that could affect operating results.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Below are the cross currency swaps that Arauco has as of March 31, 2019 and December 31, 2018 to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.:

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	March 2019 Fair Value ThU.S.$	December 2018 Fair Value ThU.S.
F	Deutsche - England	43,618,307	1,000,000	10-30-2011	10-30-2021	(2,297)	(3,105)
F	JP Morgan - N.A.	43,618,307	1,000,000	10-30-2011	10-30-2021	(2,230)	(3,039)
F	Deutsche - England	37,977,065	1,000,000	04-30-2014	04-30-2019	2,678	1,707
F	Scotiabank - Chile	38,426,435	1,000,000	10-30-2014	04-30-2023	2,885	2,041
F	Scotiabank - Chile	38,378,440	1,000,000	10-30-2014	04-30-2023	3,123	2,273
F	Santander - Chile	37,977,065	1,000,000	10-30-2014	04-30-2023	3,583	2,715
F	BCI - Chile	37,621,562	1,000,000	10-30-2014	04-30-2023	4,031	3,148
F	Banco de Chile - Chile	36,250,835	954,545	04-30-2019	10-30-2029	(8)	155
J	Corpbanca - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(2,046)	(3,289)
J	Scotiabank - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(2,046)	(3,289)
J	Deutsche - England	42,864,859	1,000,000	09-01-2010	09-01-2020	(2,078)	(3,313)
J	Santander - Spain	42,873,112	1,000,000	09-01-2010	09-01-2020	(2,036)	(3,273)
J	Scotiabank - Chile	42,864,257	1,000,000	09-01-2010	09-01-2020	(1,976)	(3,197)
P	Corpbanca - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(4,249)	(4,978)
P	JP Morgan - NA	47,163,640	1,000,000	11-15-2012	11-15-2021	(4,383)	(5,102)
P	Scotiabank - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	(149)	(882)
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	686	(89)
P	Deutsche - England	41,752,718	1,000,000	11-15-2013	11-15-2023	621	(92)
Q	BCI - Chile	26,990,765	625,000	10-01-2014	04-01-2021	(1,168)	(1,679)
Q	BCI - Chile	26,997,935	625,000	10-01-2014	04-01-2021	(1,143)	(1,655)
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(5,078)	(7,016)
R	JP Morgan - England	43,185,224	1,000,000	10-01-2014	04-01-2024	(1,364)	(1,996)
R	Corpbanca - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(1,373)	(2,015)
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	8,301	5,830
W	Goldman Sachs	40,521,750	1,000,000	10-10-2018	10-10-2028	(2,236)	(2,392)
W	Scotiabank - Chile	40,537,926	1,000,000	10-10-2018	10-10-2028	(2,031)	(2,294)
W	Goldman Sachs	40,066,555	1,000,000	10-10-2018	10-10-2028	(1,669)	(1,861)
X	Santander - Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	(8,538)	(7,976)
X	Santander - Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	(7,042)	(6,554)

						(29,232)	(51,217)

Arauco needs to minimize the risk of the exchange rate, as it holds debt in pesos, adjustable to reflect inflation. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in adjustable pesos of the bonds described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Through an effectiveness test, and pursuant to IFRS 9, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of March 31, 2019 and December 31, 2018, are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	March 2019 Fair Value ThU.S.$
USDCOP	Corpbanca Colombia	1,400	01-14-2019	04-09-2019	(9)
USDCOP	Corpbanca Colombia	1,700	02-21-2019	05-13-2019	(6)
USDCOP	Corpbanca Colombia	2,000	03-20-2019	06-11-2019	(7)

					(22)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2018 Fair Value ThU.S.$
USDCOP	Corpbanca Colombia	1,500	10-31-2018	01-09-2019	(2)
USDCOP	Corpbanca Colombia	1,700	11-26-2018	02-12-2019	—
USDCOP	Corpbanca Colombia	1,600	12-20-2018	03-12-2019	—

					(2)

23.4.3. Uruguay

Forward

As of March 31, 2019 and December 31, 2018, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	March 2019 Fair Value ThU.S.$
UYUUSD	Banco Santander Uruguay	14,105	(654)
UYUUSD	HSBC Uruguay	9,235	81
UYUUSD	Citibank U.K.	4,900	1
UYUUSD	Banco Itaú Uruguay	1,580	(10)

			(582)

Exchange rate	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
UYUUSD	Banco Santander Uy	14,880	(586)
UYUUSD	HSBC Uruguay	11,610	(56)
UYUUSD	Citibank U.K.	4,425	29

			(613)

Arauco Uruguay’s profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2018, 2019 and part of 2020 has been limited, through forwards of this commodity. The agreements that are in force and effect as of March 31, 2019 and December 31, 2018, are detailed below:

Commodity	Institution	Notional ThU.S.$	March 2019 Fair Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	6,588	628
Fuel Oil N°6	Citibank U.K.	401	81
Fuel Oil N°6	DNB Bank ASA	4,749	453

			1,162

Commodity	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	6,189	(800)
Fuel Oil N°6	Citibank U.K.	401	(34)
Fuel Oil N°6	DNB Bank ASA	4,837	(568)

			(1,402)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Interest Rate Swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of March 31, 2019 and December 31, 2018 is shown below:

Exchange rate	Institution	Notional ThU.S.$	March 2019 Fair Value ThU.S.$
USD	DNB Bank ASA	37,978	576

Exchange rate	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
USD	DNB Bank ASA	42,198	936

Note: The amount and the market values in the tables of section 23.4.4 correspond to 50% of the total, reflecting the participation Arauco has in the corporations in Uruguay.

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the interim consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and accounts receivable from related parties.

As of March 31, 2019, and December 31, 2018, there are provisions for impairment for ThU.S.$ 15,263 and ThU.S.$ 15,147, respectively.

	March 2019 ThU.S.$	December 2018 ThU.S.$
Financial assets at amortized cost	1,545,323	1,669,587
Cash and cash equivalents	597,877	805,907
Cash	268,174	327,132
Time Deposits	329,703	478,775
Trade and other receivables (net)	947,441	862,138
Trade and other receivables	820,557	751,158
Lease receivable	1,804	1,968
Other receivables	120,032	101,207
Accounts receivable from related parties	5,048	7,805
Other financial assets	5	1,542

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at March 31, 2019 and December 31, 2018, classified by origin coins is as follows:

	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$

Cash and Cash Equivalents	747,771	1,075,942
U.S. Dollars	495,139	834,513
Euro	40,615	8,295
Other currencies	62,756	52,834
Chilean pesos	149,261	180,300

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of March 31, 2019 and December 31, 2018:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$

Trades and other current receivables	930,361	839,184

U.S. Dollars	682,665	631,047
Euros	8,091	7,399
Other currencies	122,612	97,002
Chilean pesos	112,898	99,950
U.F.	4,095	3,786

Accounts receivable from related parties, current	5,048	7,324
U.S. Dollars	875	591
Other currencies	438	83
Chilean pesos	3,243	6,169
U.F.	492	481

Trade and other non-current receivables	12,032	15,149

U.S. Dollars	4,739	7,733
Other currencies	753	1,067
Chilean pesos	3,543	3,267
U.F.	2,997	3,082

Accounts receivable from related parties, non-current	—	481
U.F.	—	481

23.6 Total Financial Liabilities

Arauco’s financial liabilities to the date of these interim consolidated financial statements are as follows:

Financial Liabilities	March 2019 ThU.S.$	December 2018 ThU.S.$
Total Financial Liabilities	5,576,101	5,253,952

Financial liabilities at fair value through profit or loss (held for trading)	198	289
Hedging Liabilities	55,843	71,310
Financial Liabilities Measured at Amortized Cost	5,520,060	5,182,353

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of March 31, 2019 and December 31, 2018.

	March 2019 ThU.S.$	December 2018 ThU.S.$
Bank borrowings - current portion	97.920	99,397
Bonds issued - current portion	90.448	81,060
Total	188.368	180,457

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., lease liabilities, and trade and other payables.

		03-31-2019	12-31-2018	03-31-2019	12-31-2018
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Currency	Amortized Cost		Fair Value
Total Financial Liabilities		5,520,060	5,182,353	5,649,764	5,206,334
Bonds Issued	U.S. Dollar	2,058,621	2,062,044	2,018,516	1,948,482
Bonds Issued	U.F.	1,484,215	1,439,609	1,624,082	1,544,813
Bank borrowings	U.S. Dollar	874,105	925,780	932,563	962,866
Bank borrowings	Other currencies	12,835	14,655	12,835	14,655
Lease liabilities	U.F.	57,761	57,349	55,344	53,593
Lease liabilities	Chilean pesos	143,294	10,838	131,075	9,847
Lease liabilities	U.S. Dollar	134,713	—	120,834	—
Trades and Other Payables	U.S. Dollar	209,651	187,219	209,651	187,219
Trades and Other Payables	Euro	7,787	7,450	7,787	7,450
Trades and Other Payables	Other currencies	106,670	90,113	106,670	90,113
Trades and Other Payables	Chilean pesos	387,547	348,886	387,547	348,886
Trades and Other Payables	U.F.	31,537	28,180	31,537	28,180
Related party payables	U.S. Dollar	2,026	1,777	2,026	1,777
Related party payables	Chilean pesos	9,298	8,452	9,298	8,452

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of March 31, 2019 and December 31, 2018 are as follows:

	Current	March 2019 ThU.S.$ Non Current	Total
Other financial liabilities	576,225	4,189,319	4,765,544
Trade and other payables	740,962	2,230	743,192
Accounts payable to related parties	11,324	—	11,324
Total Financial Liabilities Measured at Amortized Cost	1,328,511	4,191,549	5,520,060

	Current	December 2018 ThU.S.$ Non Current	Total
Other financial liabilities	535,836	3,974,440	4,510,276
Trade and other payables	659,618	2,230	661,848
Accounts payable to related parties	10,229	—	10,229
Total Financial Liabilities Measured at Amortized Cost	1,205,683	3,976,670	5,182,353

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the interim consolidated statements of comprehensive Income:

	January-March
	2019	2018
	ThU.S.$	ThU.S.$
Opening balance	13,395	4,752
Gains (losses) on cash flow hedges	(4,823)	25,841
Recycle of cash flow hedges to profit or loss	(2,148)	(1,900)
Income tax	3,718	(6,917)
Recycle of income tax	—	513
Closing balance	10,142	22,289

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	March 2019 ThU.S.$	December 2018 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,484,215	1,439,610	N/R	✓
Syndicate Loan Scotiabank	198,746	200,563	✓	✓
Syndicate Loan Banco Estado—Grayling	297,797	287,565	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of March 31, 2019 and December 31, 2018, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of March 31, 2019 and December 31, 2018, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA-	—	AA-
Foreign bonds	BBB-	BBB	Baa3	—

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The capitalization of Arauco as of March 31, 2019 and December 31, 2018 is as follows:

	March 2019	December 2018
	ThU.S.$	ThU.S.$
Equity	7,401,169	7,338,971
Bank borrowings	886,940	940,435
Financial leasing	335,768	68,187
Bonds issued	3,542,836	3,501,654

Capitalization	12,166,713	11,849,247

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	March 2019	December 2018
	ThU.S.$	ThU.S.$
Current Receivables

Trade receivables	817,214	747,258
Financial lease receivables	1,164	1,131
Other debtors	111,983	90,795
Net subtotal	930,361	839,184

Trade receivables	826,270	755,809
Financial lease receivables	1,164	1,131
Other debtors	114,388	93,370
Gross subtotal	941,822	850,310

Provision for doubtful trade receivables	9,056	8,551
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	2,405	2,575
Subtotal Bad Debt	11,461	11,126

Non-Current Receivables

Trade receivables	3,343	3,900
Financial lease receivables	640	837
Other debtors	8,049	10,412
Net Subtotal	12,032	15,149

Trade receivables	7,145	7,921
Financial lease receivables	640	837
Other debtors	8,049	10,412
Gross subtotal	15,834	19,170

Provision for doubtful trade receivables	3,802	4,021
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	3,802	4,021

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of March 31, 2019, Arauco’s balance for commercial Debtors was ThU.S.$ 833,415 of which, according to the agreed sales conditions, 55.37% corresponded to sales on credit (open account), 43.89% to sales with letters of credit and 0.74% to other types of sales, distributed in 3,025 debtors. The client with the largest Open Account debt represented 2.39% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2019

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	778,476	40,028	1,687	625	101	28	12	10	13	12,435	833,415
%	93.42%	4.80%	0.20%	0.08%	0.01%	0.00%	0.00%	0.00%	0.00%	1.49%	100%

December 31, 2018

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	688,024	59,844	854	36	111	43	141	127	69	14,481	763,730
%	90.09%	7.84%	0.11%	0.00%	0.01%	0.01%	0.02%	0.02%	0.01%	1.89%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	360,556	5,176	5	1	8	—	—	—	—	24	365,770
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	413,196	33,887	1,398	619	93	28	10	9	10	12,207	461,457
Loss allowance provision	—	—	13	62	9	3	1	9	10	12,207	12,314
Expected loss rate	0.00%	0.00%	0.96%	10.00%	10.00%	10.00%	10.00%	100.00%	100.00%	100.00%
Others	4,393	965	284	5	—	—	2	—	3	536	6,188
Loss allowance provision	—	—	3	1	—	—	1	—	3	536	544
Expected loss rate	0.00%	0.00%	0.96%	10.00%	50.00%	50.00%	50.00%	100.00%	100.00%	100.00%
Trade receivables, total (ThU.S.$)	778,145	40,028	1,687	625	101	28	12	9	13	12,767	833,415
Allowance for doubtful accounts, total (ThU.S.$)	—	—	16	63	9	3	2	9	13	12,743	12,858

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance provision for trade receivables and others, below we provide detail for the movements as of March 31, 2019 and December 31, 2018:

	March 2019	December 2018
	ThU.S.$	ThU.S.$
Opening balance at January 1 - under IAS 39	(15,147)	(17,785)
Amounts restated through opening retained earnings	—	(2,732)
Opening loss allowance as at January 1, 2018 - under IFRS 9	(15,147)	(20,517)

Increase in loan loss allowance recognised in profit or loss during the year	(1,040)	(5,088)
Receivables written off during the year as uncollectible	36	8,532
Unused amount reversed	888	1,926
Closing balance	(15,263)	(15,147)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Araucos policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco México S.A. de C.V., Arauco Wood Inc, Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Company Ltd., Flakeboard America Ltd. (currently Arauco North America, Inc)., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A., Arauco do Brasil S.A., Arauco Industria de Paineis Ltda. and Arauco Nutrientes S.P.A., Arauco works with credit insurance company Euler Hermes World Agency (Aa3 rating, as per risk rating companies Moody’s and AA by S&P). The company grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 90% for non-registered clients (*). For Maderas y Sintéticos de México, S.A. of CV, both local and export sales are insured with the credit insurance company COFACE (rating A2 according to the risk rating agencies Moody’s and AA according to S&P) with 93% coverage on the amount of each invoice without deductible for customers nominated and 90% for discretionary clients (**).

(*)

Non-registered clients are those whose lines are under ThU.S.$ 100 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., Arauco México S.A. de C.V., Arauco Do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients.

(**)

Discretionary clients for the case of COFACE, the coverage reaches up to ThU.S.$ 70 (currency equivalent the billing) from the local sales and export of the company Maderas y Sintéticos de México, S.A. of C.V. The top lines are from nominated clients.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$130.02 million, effective as of March 2019, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	19,600	15.1%
Standby	9,937	7.6%
Promissory notes	89,529	68.9%
Finance	3,469	2.7%
Mortgage	3,867	3.0%
Pledge	2,219	1.6%
Promissory notes	1,400	1.1%
Total Guarantees	130,021	100.0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 91.3% and, therefore, Arauco’s portfolio exposure amounts to 8.7%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	500,069	100.0%
Secured receivables (*)	456,563	91.3%
Unsecured receivables	43,506	8.7%

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2019 and December 31, 2018. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2019				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	63	7,519	7,519	7,519	202,443	—	63	225,000	3.70%	Libor + 1.10%
—	Arauco Argentina S.A.	U.S. Dollar	BBVA	13,261	—	—	—	—	—	—	13,261	—	2.10%	2.10%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	2,098	2,161	2,139	2,115	1,047	—	2,098	7,462	4.62%	Libor + 2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	5,603	2,857	—	—	—	—	5,603	2,857	4.37%	Libor + 1.80%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	BBVA	14,243	—	—	—	—	—	—	14,243	—	4.06%	Libor + 1.30%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Citibank	4,553	—	—	—	—	—	—	4,553	—	4.19%	Libor + 1.25%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Scotiabank	2,536	—	—	—	—	—	—	2,536	—	4.39%	Libor + 1.50%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollar	Banco Interamericano de Desarrollo	—	8,468	9,906	9,432	8,973	4,313	—	8,468	32,624	4.62%	Libor + 2.05%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollar	Banco Interamericano de Desarrollo	—	22,644	11,489	—	—	—	—	22,644	11,489	4.37%	Libor + 1.80%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollar	Finnish Export Credit	—	44,975	49,104	47,754	47,078	—	—	44,975	143,936	3.20%	3.20%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	27,346	—	—	—	—	—	—	27,346	—	4.12%	Libor + 1.3%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	12,640	—	—	—	—	—	—	12,640	—	4.17%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Heritage	1,351	—	—	—	—	—	—	1,351	—	4.30%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Banco Santander	5,072	20,046	—	—	—	—	—	25,118	—	3.86%	Libor + 1.3%
—	Arauco Do Brasil S.A.	Brazilian real	Banco Santander	21	62	28	5	—	—	—	83	33	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian real	Banco Alfa	17	49	64	53	—	—	—	66	117	10.35%	Tljp + 2% + spread 1.75%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Bradesco	9	13	—	—	—	—	—	22	—	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Votorantim	22	—	—	309	309	—	—	22	618	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Safra	3	9	12	2	—	—	—	12	14	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Safra	3	8	11	2	—	—	—	11	13	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Santander	17	7	135	128	127	—	—	24	390	8.25%	8.25%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Santander	6	54	46	44	22	—	—	60	112	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Santander	4	11	14	8	2	—	—	15	24	10.90%	10.90%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bradesco	11	18	24	24	8	—	—	29	56	7.20%	7.20%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Alfa	2	7	9	2	—	—	—	9	11	17.00%	Cesta + 2% + spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Alfa	5	14	19	5	—	—	—	19	24	0.22%	Tljp + 2% + Spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Votorantim - Brazil	168	49	—	274	274	—	—	217	548	7.92%	Tljp + 1.8% + Spread 2%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brazil	34	11	—	—	—	—	—	45	—	10.40%	Cesta + 1.3% + spread 2%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito A-B-D	3	—	197	392	197	—	—	3	786	21.78%	Tljp + 2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Bndes Subcrédito C	5	—	60	145	84	—	—	5	289	15.22%	Cesta + 2.91%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Santander	29	76	175	171	108	—	—	105	454	8.67%	8.67%
—	Mahal Emprendimientos Pat. S.A.	Brazilian real	Bndes Subcrédito E-I	660	1,939	1,292	—	—	—	—	2,599	1,292	9.94%	Tljp + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian real	Bndes Subcrédito F-J	398	1,163	776	—	—	—	—	1,561	776	10.94%	Tljp + 3.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	520	1,528	1,188	—	—	—	—	2,048	1,188	7.54%	Cesta + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian real	Bndes Subcrédito H-L	443	1,292	862	—	—	—	—	1,735	862	12.14%	Tljp + 5.11%
—	Mahal Emprendimientos Pat. S.A.	Brazilian real	Banco Santander	6	18	23	18	—	—	—	24	41	11.03%	Tljp + 2% + Spread 2%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Banco Santander	3	9	13	9	—	—	—	12	22	8.63%	Cesta + 2% + Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian real	Banco Santander	6	18	24	20	—	—	—	24	44	11.03%	Tljp + 2% + Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollar	Banco Santander	4	9	13	10	—	—	—	13	23	8.63%	Tljp + 2% + Spread 2%
—	Arauco North America, Inc (ex Flakeboard America Ltd)	U.S. Dollar	Banco del Estado de Chile	5,373	—	12,790	41,675	40,400	39,124	209,150	5,373	343,139	3.00%	Libor + 1.65%

			Total	88,774	110,261	100,811	110,140	107,216	246,927	209,150	199,035	774,244

March 31, 2019				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	12,793	9,233	18,466	18,466	18,466	18,466	104,650	22,026	178,514	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	5,117	3,693	7,386	7,386	7,386	7,386	42,467	8,810	72,013	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	—	546	203,090	—	—	—	—	546	203,090	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	3,039	—	—	—	18,466	18,466	167,029	3,039	203,961	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	10,913	10,156	20,313	10,452	—	—	—	21,069	30,765	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	3,624	—	—	—	—	—	202,250	3,624	202,250	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	1,817	—	—	—	—	—	195,777	1,817	195,777	2.44%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	1,209	—	—	—	—	—	118,092	1,209	118,092	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	2,847	—	—	—	—	—	214,765	2,847	214,765	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2019	—	205,213	—	—	—	—	—	205,213	—	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	—	1,919	199,618	—	—	—	—	1,919	199,618	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	—	2,667	—	253,887	—	—	—	2,667	253,887	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	—	3,750	—	—	—	—	493,574	3,750	493,574	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2027	8,019	—	—	—	—	—	487,423	8,019	487,423	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2047	9,106	—	—	—	—	—	393,445	9,106	393,445	5.50%	5.50%

				58,484	237,177	448,873	290,191	44,318	44,318	2,419,472	295,661	3,247,174

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2019				Maturity							Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Other properties, plant and equipment	5,817	17,451	12,711	12,711	1,934	—	—	23,268	27,356
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Lands	2	5	7	7	7	7	1	7	29
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other properties, plant and equipment	1,300	3,900	2,077	2,000	199	—	—	5,200	4,276
—	Arauco Argentina S.A.	U.S. Dollar	Buildings	286	305	420	355	—	—	—	591	775
—	Arauco Argentina S.A.	U.S. Dollar	Motor vehicles	190	555	329	—	—	—	—	745	329
—	Arauco Industria de Paineis S.A.	U.S. Dollar	Buildings	18	54	58	17	6	—	—	72	81
—	Arauco Industria de Paineis S.A.	U.S. Dollar	Information technology equipment	7	20	15	7	—	—	—	27	22
—	Arauco Industria de Paineis S.A.	U.S. Dollar	Motor vehicles	11	34	23	—	—	—	—	45	23
—	Arauco Forest Brasil S.A.	U.S. Dollar	Information technology equipment	2	7	9	3	—	—	—	9	12
—	Arauco Forest Brasil S.A.	U.S. Dollar	Lands	619	1,901	2,412	2,747	2,873	3,005	11,647	2,520	22,684
—	Arauco Forest Brasil S.A.	U.S. Dollar	Other properties, plant and equipment	19	57	57	—	—	—	—	76	57
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollar	Lands	588	1,791	1,422	—	—	—	—	2,379	1,422
—	Arauco Florestal Arapoti S.A.	U.S. Dollar	Information technology equipment	5	14	18	5	—	—	—	19	23
—	Arauco Florestal Arapoti S.A.	U.S. Dollar	Other properties, plant and equipment	7	20	21	—	—	—	—	27	21
—	Arauco Do Brasil S.A.	U.S. Dollar	Information technology equipment	19	96	109	39	—	—	—	115	148
—	Arauco Do Brasil S.A.	U.S. Dollar	Buildings	58	298	317	351	365	379	33	356	1,445
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings	390	1,169	1,559	1,559	1,559	727	—	1,559	5,404
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Buildings	16	49	65	65	65	30	—	65	225
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Other properties, plant and equipment	373	1,117	1,490	1,279	—	—	—	1,490	2,769
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	4,237	12,710	16,947	16,947	16,947	9,082	—	16,947	59,923
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Motor vehicles	28	85	113	113	113	92	—	113	431
—	Arauco Canada Ltd.	U.S. Dollar	Buildings	142	492	1,325	1,109	922	994	4,795	634	9,145
—	Arauco Canada Ltd.	U.S. Dollar	Motor vehicles	8	39	57	15	53	—	—	47	125
—	Celulosa y Energía Punta Pereira	U.S. Dollar	Other properties, plant and equipment	240	963	814	434	325	325	6,706	1,203	8,604
—	Eufores S.A.	U.S. Dollar	Lands	802	2,826	2,919	3,163	3,095	2,936	20,035	3,628	32,148
—	Eufores S.A.	U.S. Dollar	Other properties, plant and equipment	1,608	4,867	6,459	6,190	6,237	5,968	9,024	6,475	33,878
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,475	10,424	13,899	13,899	13,899	1,026	—	13,899	42,723
79.990.550-7	Bioforest S.A.	U.F.	Lands	3	10	13	13	13	13	109	13	161

			Total	20,270	61,259	65,665	63,028	48,612	24,584	52,350	81,529	254,239

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank- Chile	—	1,930	7,951	7,951	7,951	206,584	—	1,930	230,437	3.70%	Libor + 1.10%
—	Arauco Argentina S.A.	U.S. Dollars	Banco Bice	5,040	—	—	—	—	—	—	5,040	—	2.10%	2.10%
—	Arauco Argentina S.A.	U.S. Dollars	Banco Macro	10,054	—	—	—	—	—	—	10,054	—	6.00%	6.00%
—	Arauco Argentina S.A.	U.S. Dollars	BBVA	—	13,071	—	—	—	—	—	13,071	—	5.90%	5.90%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Interamerican Development Bank	1,184	1,032	2,435	2,335	2,233	2,126	—	2,216	9,129	4.62%	Libor + 2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Interamerican Development Bank	2,940	2,786	5,701	—	—	—	—	5,726	5,701	4.37%	Libor + 1.80%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	BBVA	—	14,103	—	—	—	—	—	14,103	—	4.06%	Libor + 1.30%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Citibank	—	4,517	—	—	—	—	—	4,517	—	4.19%	Libor + 1.25%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Scotiabank	—	2,509	—	—	—	—	—	2,509	—	4.39%	Libor + 1.50%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo	4,770	4,179	9,826	9,411	9,008	8,605	—	8,949	36,850	4.62%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo	11,871	11,274	23,035	—	—	—	—	23,145	23,035	4.37%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Finnish Export Credit	24,850	21,578	49,484	47,930	47,207	23,562	—	46,428	168,183	3.20%	3.20%
—	Eufores S.A.	U.S. Dollars	Banco Republica Oriental de Uruguay	8	27,073	—	—	—	—	—	27,081	—	4.12%	Libor + 1.3%
—	Eufores S.A.	U.S. Dollars	Citibank	3	—	—	—	—	—	—	3	—	3.43%	Libor + 2%
—	Eufores S.A.	U.S. Dollars	Banco Itau - Uruguay	24	12,511	—	—	—	—	—	12,535	—	4.17%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollars	Heritage	1,352	—	—	—	—	—	—	1,352	—	4.30%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollars	Banco Santander	20,235	5,021	—	—	—	—	—	25,256	—	3.86%	Libor + 1.3%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	21	64	48	6	—	—	—	85	54	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Alfa	17	48	64	64	5	—	—	65	133	10.35%	Tljp + 2% + spread 1.75%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	3	—	—	—	—	—	—	3	—	7.00%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	9	22	—	—	—	—	—	31	—	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	14	—	—	310	310	—	—	14	620	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	18	—	—	—	—	—	—	18	—	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	23	10	—	—	—	23	33	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	3	14	136	44	44	—	—	17	224	8.38%	8.38%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	34	33	50	129	129	—	—	67	308	10.32%	10.32%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	11	14	11	2	—	—	15	27	10.47%	10.49%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	21	23	24	24	14	—	—	44	62	9.00%	9.00%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Alfa	2	7	9	5	—	—	—	9	14	17.00%	Cesta + 2% + spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	5	14	19	10	—	—	—	19	29	0.22%	Tljp + 2% + Spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	162	198	—	276	276	—	—	360	552	16.00%	Tljp + 1.8% + Spread 2%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Votorantim - Brazil	34	45	—	—	—	—	—	79	—	10.40%	Cesta + 1.3% + spread 2%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	3	—	98	394	295	—	—	3	787	21.78%	Tljp + 2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	5	—	24	145	120	—	—	5	289	15.22%	Cesta + 2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	43	58	181	173	138	—	—	101	492	8.67%	8.67%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	663	1,946	1,946	—	—	—	—	2,609	1,946	19.78%	Tljp + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	399	1,167	1,167	—	—	—	—	1,566	1,167	21.78%	Tljp + 3.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollars	Bndes Subcrédito G-K	520	1,528	1,697	—	—	—	—	2,048	1,697	15.22%	Cesta + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	444	1,297	1,297	—	—	—	—	1,741	1,297	24.18%	Tljp + 5.11%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	6	18	23	23	—	—	—	24	46	21.96%	Tljp + 2% + Spread 2%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollars	Banco Santander	3	9	13	12	—	—	—	12	25	17.40%	Cesta + 2% + Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	5	18	24	24	2	—	—	23	50	21.96%	Tljp + 2% + Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollars	Banco Santander	3	9	13	13	2	—	—	12	28	17.40%	Tljp + 2% + Spread 2%
—	Flakeboard Company Ltd.	U.S. Dollars	Banco del Estado de Chile	—	2,141	13,164	41,497	40,184	38,872	203,906	2,141	337,623	3.00%	Libor + 1.65%

			Total	84,778	130,271	118,466	110,797	107,920	279,749	203,906	215,049	820,838

December 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	19,425	25,413	24,656	23,899	23,143	116,673	19,425	213,784	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	7,770	10,189	9,884	9,579	9,274	47,339	7,770	86,265	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	2,132	—	204,731	—	—	—	—	2,132	204,731	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	1,004	7,857	7,857	25,713	24,999	193,697	1,004	260,123	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	20,207	20,576	10,398	—	—	—	20,207	30,974	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	1,770	7,079	7,079	7,079	7,079	278,892	1,770	307,208	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	592	4,733	4,733	4,733	4,733	204,991	592	223,923	2.44%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	559	2,487	2,487	2,487	2,487	127,578	559	137,526	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	1,317	5,853	5,853	5,853	5,853	326,508	1,317	349,920	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee Bonds 2019	6,168	202,643	—	—	—	—	—	208,811	—	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2021	4,422	—	10,013	204,527	—	—	—	4,422	214,540	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	5,705	—	12,153	12,153	259,785	—	—	5,705	284,091	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	527,024	9,375	617,024	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	3,175	19,375	19,375	19,375	19,375	77,500	3,175	155,000	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	3,607	22,000	22,000	22,000	22,000	528,000	3,607	616,000	5.50%	5.50%

			Total	27,802	262,069	374,959	353,502	403,003	141,443	2,428,202	289,871	3,701,109

December 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Santander	148	410	599	599	—	—	—	558	1,198
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Scotiabank	1,288	3,158	2,368	2,368	478	478	—	4,446	5,692
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Estado	639	1,885	989	989	—	—	—	2,524	1,978
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco de Chile	1,998	8,891	3,618	3,618	1,556	1,556	—	10,889	10,348
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco BBVA	545	273	—	—	—	—	—	818	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Credito e Inversiones	1,313	5,351	2,897	2,897	3,220	3,220	—	6,664	12,234
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Chile	284	690	520	520	—	—	—	974	1,040
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Credito e Inversiones	679	2,036	1,484	1,484	—	—	—	2,715	2,968
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Scotiabank	371	957	673	673	233	234	—	1,328	1,813

			Total	7,265	23,651	13,148	13,148	5,487	5,488	—	30,916	37,271

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately MU.S.$47 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of March 31, 2019, the total assets pledged as an indirect guarantee were MU.S.$586. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	120	National Customs Service
Forestal Arauco S.A.	Guarantee letter	—	Chilean Pesos	831	CODELCO S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	Brazilian Real	39,344	BNDES
Arauco Forest Brasil S.A.	Endorsement of ADB + Guarantee Letter AISA	—	Brazilian Real	3,005	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	547	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	Brazilian Real	114	Bank Santander S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	Brazilian Real	191	Bank Santander S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	Brazilian Real	96	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	Brazilian Real	178	Bank Santander S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	Brazilian Real	175	Bank Alpha S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	617	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	Brazilian Real	197	Bank Santander S.A.
		Total		46,655

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	279,175	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	294,000	Arauco North America, Inc.—ex Flakeboard America Limited (USA)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	3,529	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	9,614	Arauco Forest Brasil y Mahal (Brasil)
		Total		586,318

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 5.67% (equivalent to ThU.S.$ -/+ 28,602), and +/- 0.23% of equity (equivalent to ThU.S.$ -/+ 17,161).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 11.46% (equivalent to ThU.S.-/+$57,808) and a change on the equity of +/- 0.78% (equivalent to ThU.S. -/+$57,808).

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of March 31, 2019, 14.4% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 1.03% (equivalent to ThU.S.$-/+ 1,304) and +/- 0.01% (equivalent to ThU.S.$-/+ 783) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Thousands of dollars	March 2019 ThU.S.$	Total
Fixed rate	4,077,154	85.6%
Bonds issued	3,542,836
Bank borrowings (*)	198,550
Lease liabilities	335,768
Variable rate	688,390	14.4%
Bonds issued	—
Loans with Banks	688,390
Total	4,765,544	100.0%

Thousands of dollars	December 2018 ThU.S.$	Total
Fixed rate	3,807,932	84.4%
Bonds issued	3,501,654
Bank borrowings (*)	238,091
Lease liabilities	68,187
Variable rate	702,344	15.6%
Bonds issued	—
Loans with Banks	702,344
Total	4,510,276	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of March 31, 2019, revenue due to pulp sales accounted for 47% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 9.29% (equivalent to ThU.S.$-/+ 46,839) on the income for the year after tax and +/- 0.38% (equivalent to ThU.S.$28,104) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

•	Pulp: The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•

Wood products: The range of products sold by this reportable segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•

Forestry: This reportable segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other reportable segment.

Pulp

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 4 million tons per year. Pulp is sold in more than 33 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Wood products

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants around USA and Canada. The Company has a total annual production capacity of 7.9 million cubic meters of PBO, MDF, Hardboard, plywood and moldings.

Through the joint venture Sonae Arauco (see note 16), Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.5 million m3 of MDF, 2.3 million m3 of PB, 516,000 m3 of OSB and 50,000 m3 of sawn lumber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.8 million m3 of MDF, 4.3 million m3 of PB and 258,000 m3 of OSB in its plants.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 saw mills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 2.8 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry reportable segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.7 million hectares as of March 31, 2019, of which 1 million hectares are used for plantations, 432 thousand hectares for native forests, 197 thousand hectares for other uses and 110 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from goods sale	637,872	28,635	697,477	7,269	—	1,371,253		1,371,253
Revenues from services sale	14,343	2,112	304	174	—	16,933		16,933
Revenues from external customers	652,215	30,747	697,781	7,443	—	1,388,186		1,388,186
Revenues from transactions with other operating segments	9,812	272,861	7,686	9,186	—	299,545	(299,545)	—

Finance income	—	—	—	—	6,746	6,746		6,746
Finance costs	—	—	—	—	(57,391)	(57,391)		(57,391)
Net finance costs	—	—	—	—	(50,645)	(50,645)		(50,645)

Depreciation and amortizations	67,061	14,684	39,676	1,133	2,130	124,684		124,684
Sum of significant income accounts	1,203	38,384	19	—	—	39,606		39,606
Sum of significant expense accounts	2,136	17	35	—	—	2,188		2,188

Profit (loss) of each reportable segment	176,549	15,327	23,800	1,197	(90,774)	126,099		126,099

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	262	262		262
Joint ventures	—	—	—	—	4,101	4,101		4,101

Income tax expense	—	—	—	—	(15,100)	(15,100)		(15,100)

Geographical information on revenues
Revenue – Chilean entities	482,240	14,564	191,857	174	—	688,835		688,835
Revenue – Foreign entities	169,975	16,183	505,924	7,269	—	699,351		699,351
Total Ordinary Income	652,215	30,747	697,781	7,443	—	1,388,186		1,388,186

Period ended March 31, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	SubTotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	110,301	79,758	52,561	544	153	243,317		243,317
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	151,294	151,294		151,294

Period ended March 31, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,473,247	5,316,868	3,249,730	49,389	989,290	15,078,524	(48,896)	15,029,628
Segments assets (excluding deferred tax assets)	5,473,247	5,316,868	3,249,730	49,389	983,732	15,072,966	(48,896)	15,024,070
Deferred tax assets	—	—	—	—	5,558	5,558		5,558

Investments accounted through equity method
Associates	—	38,270	—	—	111,872	150,142		150,142
Joint Ventures	—	—	181,293	—	22,159	203,452		203,452
Segment liabilities	422,183	203,690	432,181	14,978	6,555,427	7,628,459		7,628,459
Segment liabilities (excluding deferred tax liabilities)	422,183	203,690	432,181	14,978	5,168,752	6,241,784		6,241,784
Deferred tax liabilities	—	—	—	—	1,386,675	1,386,675		1,386,675

Geographical information on non-current assets
Chile	2,835,545	3,280,237	862,851	20,235	123,936	7,122,804	(3,787)	7,119,017
Foreign countries	1,655,312	1,410,850	1,407,079	19,187	53,202	4,545,630	—	4,545,630
Non-current assets, Total	4,490,857	4,691,087	2,269,930	39,422	177,138	11,668,434	(3,787)	11,664,647

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from goods sale	708,650	27,591	692,689	8,950	—	1,437,880		1,437,880
Revenues from services sale	24,210	2,433	—	131	—	26,774		26,774
Revenues from external customers	732,860	30,024	692,689	9,081	—	1,464,654		1,464,654
Revenues from transactions with other operating segments	11,097	253,484	1,626	9,115	—	275,322	(275,322)	—

Finance income	—	—	—	—	4,782	4,782		4,782
Finance costs	—	—	—	—	(51,662)	(51,662)	—	(51,662)
Net finance costs	—	—	—	—	(46,880)	(46,880)		(46,880)

Depreciation and amortizations	58,288	6,893	34,521	800	1,813	102,315		102,315
Sum of significant income accounts	1,750	31,955	1,053	—	—	34,758		34,758
Sum of significant expense accounts	6,802	181	1	—	—	6,984		6,984

Profit (loss) of each reportable segment	278,082	(14,525)	55,814	1,156	(122,811)	197,716		197,716

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	171	171		171
Joint ventures	—	—	—	—	5,674	5,674		5,674

Income tax expense	—	—	—	—	(51,841)	(51,841)		(51,841)

Geographical information on revenues
Revenue – Chilean entities	551,068	12,773	329,321	132	—	893,294		893,294
Revenue – Foreign entities	181,792	17,251	363,368	8,949	—	571,360		571,360
Total Ordinary Income	732,860	30,024	692,689	9,081	—	1,464,654		1,464,654

Period ended March 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	43,099	77,390	46,155	50	603	167,297		167,297
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	15,918	15,918		15,918

Period ended December 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,252,765	5,114,163	2,905,670	49,588	1,317,041	14,639,227	(45,479)	14,593,748
Segments assets (excluding deferred tax assets)	5,252,765	5,114,163	2,905,670	49,588	1,312,406	14,634,592	(45,479)	14,589,113
Deferred tax assets	—	—	—	—	4,635	4,635		4,635

Investments accounted through equity method
Associates	—	38,497	—	—	117,112	155,609		155,609
Joint Ventures	—	—	181,103	—	21,341	202,444		202,444
Segment liabilities	396,332	180,259	405,551	13,727	6,258,908	7,254,777		7,254,777
Segments liabilities (excluding deferred tax liabilities)	396,332	180,259	405,551	13,727	4,841,250	5,837,119		5,837,119
Deferred tax liabilities	—	—	—	—	1,417,658	1,417,658		1,417,658

Geographical information on non-current assets
Chile	2,667,179	3,259,801	806,253	20,382	120,231	6,873,846	(3,842)	6,870,004
Foreign countries	1,657,532	1,304,390	1,247,008	19,507	54,147	4,282,584	—	4,282,584
Non-current assets, Total	4,324,711	4,564,191	2,053,261	39,889	174,378	11,156,430	(3,842)	11,152,588

The following table shows information related to cash flows by segments which is presented as a complementary information as required by our regulatory entities:

Period ended March 31, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	183,761	(4,780)	12,289	1,018	(62,037)	130,251	—	130,251
Cash flows (used in) investing activities	(101,800)	(78,534)	(2,259)	(544)	(199,799)	(382,936)	—	(382,936)
Cash flows from (used in) Financing Activities	—	—	(24)	—	(74,724)	(74,748)	—	(74,748)
Net increase (decrease) in Cash and Cash Equivalents	81,961	(83,314)	10,006	474	(336,560)	(327,433)	—	(327,433)

Period ended March 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	128,737	(31,887)	11,178	1,732	(26,325)	83,435	—	83,435
Cash flows (used in) investing activities	(40,429)	(75,059)	(13,248)	(342)	(49,158)	(178,236)	—	(178,236)
Cash flows from (used in) Financing Activities	(39,212)	—	(38)	—	38,728	(522)	—	(522)
Net increase (decrease) in Cash and Cash Equivalents	49,096	(106,946)	(2,108)	1,390	(36,755)	(95,323)	—	(95,323)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

	Geographical area
2019	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	672,715	99,558	126,838	336,206	112,722	23,214	1,371,253
Revenues from sales of services	16,120	—	—	—	509	304	16,933
Revenues at 03-31-2019	688,835	99,558	126,838	336,206	113,231	23,518	1,388,186
Non-current Assets at 03-31-2019 other than deferred tax	7,114,141	820,279	1,013,246	843,862	1,742,953	124,608	11,659,089

	Geographical area
2018	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	873,721	127,927	128,686	195,990	111,556	—	1,437,880
Revenues from sales of services	19,573	—	—	—	7,201	—	26,774
Revenues at 03-31-2018	893,294	127,927	128,686	195,990	118,757	—	1,464,654
Non-current Assets at 03-31-2018 other than deferred tax	6,676,147	949,469	1,261,748	601,693	1,781,892	—	11,270,949

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Roads to amortize current	70,431	41,456
Prepayment to amortize (insurance and others)	54,067	14,020
Recoverable taxes (GST and others)	89,532	67,778
Other current non-financial assets	9,076	6,600
Total	223,106	129,854

Non-current non-financial assets	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Roads to amortize, non-current	78,368	78,418
Guarantee values	4,326	3,295
Recoverable taxes	1,525	1,519
Other non-current non-financial assets	4,235	3,716
Total	88,454	86,948

Current non-financial liabilities	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Provision of minimum dividend (1)	237,799	182,890
ICMS tax payable	10,872	9,109
Other tax payable	29,996	14,034
Other Current non-financial liablities	1,124	6,577
Total	279,791	212,610

(1)	Provision includes a minimum dividend of subsidiary minority.

Non-current non-financial liabilities	03-31-2019 ThU.S.$	12-31-2018 ThU.S.$
ICMS tax payable	114,711	111,134
Other non-current non-financial liablities	634	933
Total	115,345	112,067

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)

Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net profit as March 31, 2019 and 2018 in order to determine the provision of 40% of the distributable net profit for each period:

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 03-31-2019	125,836
Adjustments:
Biological Assets
Unrealized gains/losses	(36,674)
Realized gains/losses	45,114
Deferred income taxes	(1,514)

Total adjustments	6,926

Distributable Net Profit at 03-31-2019	132,762

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 03-31-2018	197,806
Adjustments:
Biological Assets
Unrealized gains/losses	(29,568)
Realized gains/losses	53,967
Deferred income taxes	(6,587)

Total adjustments	17,812

Distributable Net Profit at 03-31-2018	215,618

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

The Company expects to maintain its policy of distributing 40% of its net distributable profit as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

As of March 31, 2019, in the interim consolidated statements of financial position, under the line item Other current non-financial liabilities, ThU.S.$53,105 correspond to a provision for the minimum dividend for the 2019 period, and ThU.S.$ 182,040 correspond to a provision of dividend to be paid for the 2018 period, both of the Parent Company.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-March
	2019 ThU.S.$	2018 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	125,836	197,806
Weighted average of number of shares	113,159,655	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	1.1120	1.7480

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. SUBSEQUENT EVENTS

1) On April 25, 2019, Celulosa Arauco y Constitución S.A. proceeded to fix the price and conditions of two series of bonds that were issued in the international capital markets on April 30, 2019, one series with maturity on April 30, 2029 (the 10-year term Series), and the other with maturity on April 30, 2049 (the 30-year term Series).

The amount of the issuance for the 10-year term Series is US$500,000,000, as well as for the 30-year term Series, which amount is also US$500,000,000, being the total amount of the issuance US$1,000,000,000. The interest rate is 4.250% per annum for the 10-year term Series and 5.500% per annum for the 30-year term Series. The principal shall be paid on the respective maturity dates of the abovementioned series of bonds, while interest shall be paid semi-annually.

The proceeds from the issuance will be used for the following:

1.- To partially finance the project for the modernization and expansion of the Arauco Mill (Proyecto Modernización y Ampliación de la Planta Arauco, or MAPA Project).

2.- To pay the repurchase price of (i) bonds issued by the Company at a rate of 7.250% due in 2019, (ii) bonds issued by Arauco at a rate of 5.000% due 2021; that were validly tendered by the bondholders of such securities and which repurchase was accepted by Arauco, all by virtue of the tender offers that the Company has carried out in the past few days. An amount of approximately US$100,000,000 will be allocated to such concepts.

3.- For other general corporate purposes of the Company.

We estimate that these operations should have positive economic effects for the Company in the future, although they are not yet quantifiable.

2) The authorization for the issuance and publication of these interim consolidated financial statements for the period ended March 31, 2019 was approved by the Board of Directors of Arauco at the Extraordinary Session No.610 held on May 13, 2019.

Subsequent to March 31, 2019 and until the date of issuance of these interim consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Annex

1Q 2019 Results May 14, 2019 CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

1Q 2019 RESULTS HIGHLIGHTS REVENUES Arauco’s revenues reached US$1,388.20 million during the first quarter of 2019, a 0.8% US$1,388.2 million increase compared to the US$1,377.6 million obtained in the fourth quarter of 2018 and a 5.2% decrease compared to the first quarter of 2018. NET INCOME Net income reached US$126.1 million, a 79.8% or US$56.0 million increase compared to the US$126.1 million US$70.1 million obtained in the fourth quarter of 2018, and a 36.2% or US$71.6 million decrease compared to the first quarter of 2018. ADJUSTED EBITDA Adjusted EBITDA reached US$354.9 million, a 3.6% or US$12.3 million increase compared to US$354.9 million the US$342.6 million obtained during the fourth quarter of 2018, and a 22.3% or US$102.1 million decrease compared to the first quarter of 2018. NET DEBT TO EBITDA Net Financial Debt / LTM Adjusted EBITDA ratio reached 2.3x in this quarter, an increase 2.3x compared to the 1.9x obtained in the last quarter and a decrease compared to the 2.5x obtained in the first quarter of 2018. CAPEX CAPEX reached US$394.6 million, a 15.5% or US$53.0 million increase compared to the US$394.6 million US$341.6 million during the fourth quarter of 2018. Conference Call May 22, 2019 10:30 Santiago Time 10:30 Eastern Time (New York) Please Dial: +1 (844) 450 3845 from USA +1 (412) 317 6368 from other countries Conference ID: Arauco For further information, please contact: Marcelo Bennett, Treasurer marcelo.bennett@arauco.cl Phone: (562) 2461 7309 María José Ulloa, Investor Relations maria.ulloa@arauco.cl Phone: (562) 2461 7494 investor_relations@arauco.cl For more details on Arauco´s financial statements please visit www.cmfchile.cl or www.arauco.com Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited. 2

1Q 2019 RESULTS OVERVIEW Arauco´s first quarter 2019 net income was US$126.1 million, an increase of 79.8% compared to the fourth quarter of 2018, driven by higher other income and lower other expenses associated to our forestry business and Impairments, respectively. The higher net income mainly explains the increase of 3.6% in our Adjusted EBITDA compared to last quarter, reaching US$354.9 million. Our Adjusted EBITDA margin was 25.6%, up from 24.9% in the previous quarter. As it was expected for the first quarter of 2019, sales of pulp and wood products were influenced by some residual uncertainty surrounding the trade war between China and the US. However, a slight increase was seen in demand of PB and remanufactured wood products in the Northern Hemisphere, resulting from positive seasonal effects. Our Net Debt/LTM EBITDA ratio reached 2.3x, 0.4x more than the 1.9x obtained in the last quarter In US$ Million Q1 2019 Q4 2018 Q1 2018 QoQ YoY YTD 2019 YTD 2018 YoY Acum Revenue 1,388.2 1,377.6 1,464.7 0.8% -5.2% 1,388.2 1,464.7 -5.2% Net income 126.1 70.1 197.7 79.8% -36.2% 126.1 197.7 -36.2% Adjusted EBITDA (*) 354.9 342.6 457.0 3.6% -22.3% 354.9 457.0 -22.3% Adjusted EBITDA 25.6% 24.9% 31.2% 2.8% -18.1% 25.6% 31.2% -18.1% Margin LTM Adj. EBITDA 1,748.4 1,850.5 1,516.1 -5.5% 15.3% 1,748.4 1,516.1 15.3% CAPEX 394.6 341.6 183.2 15.5% 115.0% 394.6 183.2 115.4% Net Financial Debt 4,017.8 3,434.3 3,808.5 17.0% 5.5% 4,017.8 3,808.5 5.5% Net Financial Debt / 2.3x 1.9x 2.5x 23.8% -8.5% 2.3x 2.5x -8.5% LTM Adj. EBITDA Adjusted EBITDA and EBITDA Margin (In US$ Million) FY 2017 FY 2018 2019 1,353.2 1,850.5 354.9 3

1Q 2019 RESULTS INCOME STATEMENT Net income for the first quarter of 2019 was US$126.1 million, an increase of 79.8% or US$56.0 million compared to US$70.1 million in the fourth quarter of 2018. This was mainly due to higher Gains from changes in biological asset and lower Other expenses. The latter, unlike to the fourth quarter of 2018, is related to lower impairment provisions in property, plant and equipment Additionally, we had higher revenues, specifically in our wood products division. In US$ Million Q1 2019 Q4 2018 QoQ Revenues 1,388.2 1,377.6 0.8% Cost of sales (941.9) (927.1) 1.6% Distribution costs (142.9) (142.0) 0.6% Administrative expenses (141.3) (138.1) 2.3% Other income 45.5 22.6 101.3% Other expenses (22.3) (44.5) -49.9% Financial income 6.7 8.8 -23.3% Financial costs (57.4) (58.9) -2.5% Share of profit (loss) of associates and joint 4.4 (11.4) -138.1% ventures accounted for using equity method Other Income (loss) 0.0 14.2 -100.0% Exchange rate differences 2.1 (4.2) -150.6% Income before income tax 141.2 97.0 45.6% Income tax (15.1) (26.8) -43.7% Net income 126.1 70.1 79.8% Revenues reached US$1,388.2 million during the first quarter of 2019, an increase of 0.8% compared to the US$1,377.6 million in the previous quarter. This is explained primarily by an increase in our wood products sales and, additionally, by a slight increase in forestry sales. This was partly offset by a decrease in our pulp division sales. Wood Products revenues increased by 5.5% compared to the previous quarter mainly due to higher prices and demand. Pulp revenues decreased by 3.7%, resulting from a 10.9% decrease in average prices, offset by a 9.4% increase in sales volume. The following table shows a breakdown of the revenue sales distributed by business segment: In US$ Million Q1 2019 Q4 2018 QoQ Pulp(*) 652.2 677.3 -3.7% Wood Products(*) 697.8 661.4 5.5% Forestry 30.7 30.0 2.3% Others 7.4 8.7 -14.7% Total 1,388.2 1,377.6 0.8% (*) Pulp and Wood division sales include energy Sales by Business Segment 1Q 2019 4

1Q 2019 RESULTS Cost of sales for the first quarter of the year increased slightly by 1.6% or US$14.8 million compared to the fourth quarter of 2018. This is mainly explained by higher wages and salaries associated to the Mexican subsidiaries acquired on January 2019 and the adoption of the IFRS 16, which involves the Depreciation for right of use from January 2019 onwards. Timber costs increased due to higher production in the Montes del Plata mill, compared to the last quarter, when we had a maintenance stoppage. These increases were offset by lower Other raw materials and Indirect costs, associated to a decrease in forestry road investment and by lower Forestry labor costs, explained by lower road costs during the harvesting season. In US$ Million Q1 2019 Q4 2018 QoQ Timber 184.2 172.0 7.1% Forestry labor costs 133.0 162.0 -17.9% Depreciation and amortization 96.6 88.8 8.8% Depreciation for right of use 18.5 - Maintenance costs 74.0 76.0 -2.5% Chemical costs 141.2 135.6 4.1% Sawmill services 36.5 27.6 32.4% Other raw materials and indirect costs 99.2 125.2 -20.8% Energy and fuel 54.5 53.0 2.8% Cost of electricity 8.8 4.7 85.3% Wage, salaries and severance indemnities 95.2 82.2 15.9% Cost of Sales 941.9 927.1 1.6% Administrative expenses increased slightly by 2.3% or US$3.2 million compared to the last quarter, mainly due to higher Marketing, advertising, promotion and publication expenses and because of the Depreciation for right of use, associated with the adoption of IFRS 16. In US$ Million Q1 2019 Q4 2018 QoQ Wages, salaries and severance indemnities 59.3 60.0 -1.1% Marketing, advertising, promotion and 6.6 3.7 77.7% publications expenses Insurance 4.9 3.8 29.5% Depreciation and amortization 7.0 7.3 -3.5% Depreciation for the right of use 2.1 - Computer services 8.0 6.6 21.7% Lease rentals (offices, warehouses and machinery) 3.8 3.2 17.7% Donations, contributions, scholarships 3.4 5.7 -39.5% Fees (legal and technical advisories) 10.8 12.5 -13.6% Property taxes, patents and municipality rights 4.0 3.4 18.1% Other administration expenses 31.2 31.8 -2.2% Administrative Expenses 141.3 138.1 2.3% 5

1Q 2019 RESULTS Distribution costs increased marginally by 0.6% or US$0.9 million, mainly due to higher pulp sales volume during this quarter and higher freight rates in Canada. In US$ Million Q1 2019 Q4 2018 QoQ Commissions 3.4 3.4 0.5% Insurance 0.9 1.2 -20.8% Other selling costs 5.4 9.4 -43.3% Port services 5.7 6.8 -16.8% Freights 119.2 108.2 10.2% Other shipping and freight costs 8.3 13.0 -36.0% Distribution Costs 142.9 142.0 0.6% Other income increased by 101.3% or US$22.9 million this quarter compared to the fourth quarter of 2018. The increase is explained by higher Gains from changes in the fair value of biological assets, compared to the last quarter of 2018, when the review of the valuation model had a negative impact. In US$ Million Q1 2019 Q4 2018 QoQ Gain from changes in fair value of biological assets 37.0 6.2 498.6% Net income from insurance compensation 0.7 0.3 181.0% Leases received 0.6 0.6 -1.3% Gains on sales of assets 4.3 3.9 10.0% Other operating results 3.0 11.7 -74.7% Other Income 45.5 22.6 101.3% 6

1Q 2019 RESULTS Other expenses overall fell by 49.9% or US$22.2 million, which is mainly explained by a U.S.$17.9 million decrease in Impairment provision for property, plant and equipment compared to the last quarter, when we had higher provisions in the Arauco I mill and St. Stephen mill in Canada. In US$ Million Q1 2019 Q4 2018 QoQ Legal payments 3.3 1.5 120.5% Impairment provision property, plant and 2.6 20.6 -87.2% equipment and others Plant stoppage operating expenses 1.7 1.1 52.0% Project expenses 7.3 5.8 26.4% Loss (gain) from asset sales 1.4 4.3 -67.3% Provision for forestry fire losses - 2.5 -100.0% Other taxes 3.7 5.2 -27.7% Research and development expenses 0.6 0.4 43.1% Other expenses (donations, repayments insurance) 1.6 3.1 -14.1% Other expenses 22.3 44.5 49.9% Foreign exchange differences showed a gain of US$2.1 million, a US$6.3 million of difference when compared to the third quarter that ended at a US$4.2 million loss. The average of the Chilean peso against the US dollar during the first quarter appreciated by 1.7% compared to the previous quarter. On the other hand, the average of the Argentine peso depreciated by 5.3% against the US dollar compared to the last quarter and by 15.0% compared to the exchange rate at the end of the last quarter. These currency variations affected our cash and cash equivalents in comparison to the US dollar exchange. Income tax expense for the first quarter reached US$15.1 million, a decrease of US$11.7 million compared to the US$26.8 million in the fourth quarter of 2018. 7

1Q 2019 RESULTS ADJUSTED EBITDA Adjusted EBITDA for the first quarter of 2019 was US$354.9 million, 3.6% or US$12.3 million higher than the US$342.6 million reached during the fourth quarter of 2018. In terms of Adjusted EBITDA by business, during the first quarter we had an increase in forestry adjusted EBITDA and a decrease in our pulp and wood products division. The first one due to higher cost of sales and the latter, explained by higher Administrative and distribution costs. Comparing with the same quarter of 2018, the Adjusted EBITDA decreased by 22.3% or US$102.1 million. In US$ Million Q1 2019 Q4 2018 Q1 2018 QoQ YoY Net Income 126.1 70.1 197.7 79.8% -36.2% Financial costs 57.4 58.9 51.7 -2.5% 11.1% Financial income (6.7) (8.8) (4.8) -23.3% 41.1% Income tax 15.1 26.8 51.8 -43.7% -70.9% EBIT 191.8 147.0 296.4 30.5% -35.3% Depreciation & amortization 124.7 97.0 102.3 21.8% 15.5% EBITDA 316.5 244.0 398.8 27.0% -22.3% Fair value cost of timber harvested 74.8 77.5 81.8 -3.4% -8.6% Gain from changes in fair value of (37.0) (6.2) (29.6) 498.6% 25.0% biological assets Exchange rate differences (2.1) 4.2 (1.0) -150.6% 102.8% Others (*) 2.6 23.1 7.0 -88.6% -62.6% Adjusted EBITDA 354.9 342.6 457.0 1.7% -23.8% (*) Includes provision from property, plants and equipment, and others Adjusted EBITDA Variation by Business Segment Q4 2018 – Q1 2019 (In US$ Million) 8

1Q 2019 RESULTS

FORESTRY BUSINESS

Adjusted EBITDA for Forestry Business (*)
(In US$ Million)
58
49
46
45
43
35
-11
68
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019

During the first quarter our forestry production was US$5.8 million m³, a 3.7% increase compared to the US$5.6 million m³ produced in the fourth quarter 2018. Sales volume increased by 9.8% from US$7.4 million m³ to US$8.2 million m³.

Production, Purchases and Sales Volume
(In Thousand m³)
7,953
2,230
5,723
7,420
7,741
2,157
5,584
7,387
8,927
3,128
5,799
8,186
Q1 2018
Q4 2018
Q1 2019
Production
Purchases
Sales

9

1Q 2019 RESULTS FORESTRY BUSINESS The Adjusted EBITDA for our forestry business was US$68.1 million during the first quarter, which translates to US$78.7 million increase compared to the previous quarter. During December 2018 we had write-off of forestry roads investment, which affected negatively our Adjusted EBITDA. If we compare this quarter with the quarters before September 2018, we have presented an increase in our transfer prices between the forestry and pulp division. Adjusted EBITDA for Forestry Business (*) (In US$ Million) (*) Due to a change in the calculation methodology of the adjusted EBITDA by business, there is a change in this measure from 2017. During the first quarter our forestry production was US$5.8 million m3, a 3.7% increase compared to the US$5.6 million m3 produced in the fourth quarter 2018. Sales volume increased by 9.8% from US$7.4 million m3 to US$8.2 million m3. Production, Purchases and Sales Volume (In Thousand m3) 9

1Q 2019 RESULTS PULP BUSINESS The Adjusted EBITDA for our pulp business reached US$245.8 million during this quarter, which translates to a 13.9% or US$39.8 million decrease compared to the fourth quarter 2018. Adjusted EBITDA for Pulp Business (*) (*) Due to a change in the calculation methodology of the adjusted EBITDA by business, there is a change in this measure from 2017. Global Pulp Demand Change Q1 2019 – Q4 2018 Production and Sales Volume (In Thousand AdT) At the beginning of the year, we experienced no changes in the pulp market. The demand downtrend seen in the last quarter stabilized and showed a slight increase by the end of the quarter, especially in China. In terms of prices, we didn’t see a significant recovery from the last quarter and global inventories remained at high levels. Both scenarios are explained by a general downtrend demand and by pulp production levels that were practically equal to capacity levels. The last eight months remained free of any mayor production or climate issue impacting the market. The Asian market, specifically the Chinese one, was the most affected by the trend change from the end of 2018 through January 2019 and it showed a turnaround by the end of this quarter, but it didn’t reach the levels that we saw 6 months ago. The pulp demand increase experienced in February was due to higher paper production in order to normalize paper inventory levels after the Chinese New Year, when factories were closed for approximately 14 days. The uncertainty of the trade war between China and US remained high and, even though the negotiations were going as it was expected, paper producers showed prudency by the time they bought their raw material. Korean market distanced itself from Chinese trend with prices slightly higher by the end of March. In Europe the scenario was slightly different. Compared to the Asian market, the downward trend impact was belated and smoother, and there was no evidence of sustainable recovery with inventories at high levels. Regarding the paper industry, demand remained low. Tissue market, which is key reference in the local industrial trend, showed lower production and not at full capacity as tissue producers would like to. In the Middle East, pulp prices followed the European trend and showed low levels of demand due to the unfavorable economic scenario. Pulp production during this quarter compared to the last one increased by 1.0%, due to several programmed maintenance stoppages during the fourth quarter of 2018. Regarding the first quarter of 2018, pulp production decreased by 2.2%, which is explained by a lower number of programmed maintenance stoppages at that time. 10

1Q 2019 RESULTS WOOD PRODUCTS BUSINESS The Adjusted EBITDA for our wood products business reached US$63.7 million during the first quarter of 2019, which translates to a 24.7% or US$20.9 million decrese, compared to the previous quarter. Adjusted EBITDA for Wood Product Business (*) (*) Due to a change in the calculation methodology of the adjusted EBITDA by business, there is a change in this measure from 2017. Production and Sales Volume: Panels (1) (In Thousand m3) Production and Sales Volume: Sawn Timber (2) (In Thousand m3) Production and Sales Volume: Plywood (In Thousand m3) (1) Includes HB, MDF, OSB, PB (2) Includes sawn timber, kilned sawn timber, remanufactured wood products, pallets Note: Sales include trading Composite panel sales decreased slightly compared to the previous quarter, with sales volume falling by 1.3% (including both MDF and PBO products) and average prices increasing by 1.6% compared to the fourth quarter of 2018. The Latin-American market showed healthy demand levels during the first quarter of 2019, specially in MDF consumption, highlighting countries such as Peru and Colombia. In Brazil, the year started lower than expected with higher MDF supply and with a slowed down economy affecting negatively the demand. In Argentina, demand stopped declining, but prices in dollar remained low due to the uncertainty that affect the economy and therefore the local currency. In United States and Canada, sales showed an increase compared to the last quarter. Sawn timber sales volume increased during the first quarter and prices continued its downward trend. In Asia and the Middle East, demand remained low and it reflected the higher European, Canadian and Brazilian supply levels. The next period of this year is expected to remain with a challenging environment due to higher supply levels and lower demand from key markets for this industry. In remanufactured products, supply and demand remained balanced in the United States mainly because of the positive seasonality effects in the northern hemisphere. The scenario remains expectant because of the trade war between China and the United States and a lower growth rate for the construction market. Plywood trend remained the same compared to the last quarter, with a decrease in prices and high supply levels from South America and Asia. Additionally, OSB (Oriented Strand Board), which is a substitute for plywood, participated strongly and increased the supply. On the other hand, inventories showed high levels throughout the whole supply chain. 11

1Q 2019 RESULTS CAPITAL EXPENDITURES US$ Million Q1 2019 Q4 2018 Q1 2018 YTD 2019 YTD 2018 Cash flow used to obtain control of subsidiaries or other 150.8 0.5 15.9 150.8 15.9 businesses Cash flow used to purchase in associates 0.5 2.1 - 0.5 - Purchase and sale of property, plant and equipment 164.2 283.3 96.7 164.2 96.7 Purchase and sale of intangible assets 5.3 1.9 0.3 5.3 0.3 Purchase of other long-term assets 73.9 53.9 70.3 73.9 70.3 Total CAPEX 394.6 341.6 183.2 394.6 183.2 During this quarter, capital expenditures increased by US$53.0 million or 15.5% compared to the fourth quarter of 2018, totaling US$394.6 million. This is explained by a significant increase in Cash flow used to obtain control of subsidiaries or other businesses associated to the Mexican subsidiaries acquisition. The main projects expenditures during the quarter are detailed below: • MAPA Project capital expenditures: US$62.2 million • Grayling Project MDP capital expenditures: US$26.9 million • Dissolving Pulp Project capital expenditures: US$25.4 million During the first quarter of 2019, plantation capex amounted a total of US$73.9 million. This increase is explained by the purchase in advance of biological assets to supply the Line 3 of Arauco mill (MAPA project). The remaining amount corresponds to maintenance capex. 12

1Q 2019 RESULTS FREE CASH FLOW During the first quarter, Free Cash Flow decreased by US$189.3 million compared to the fourth quarter of 2018, ending up in a deficit of US$253.7 million. The main reason was the working capital variation explained by: (i) an increase in Trade and Other Receivables; (ii) an increase in inventory levels, compensated by an increase in Trade and other payables. Cash used by investment activities increased slightly by US$47.7 million compared to the last quarter, which is mainly explained by higher capex. On the other hand, cash used by financing activities during this quarter was US$0.3 million compared to US$143.0 million in the last quarter, mainly due to the dividends payment done in December 2018. US$ Million Q1 2019 Q4 2018 Q1 2018 Adjusted EBITDA 354.9 342.6 457.0 Working Capital Variation (70.9) 141.8 (300.8) Interest paid and received (43.3) (39.2) (41.1) Income tax paid (12.6) (20.9) 21.8 Other cash inflows (outflows) (97.9) (5.2) (53.4) Cash from Operations 130.3 419.1 83.4 Capex (394.6) (341.6) (183.2) Proceeds from investment activities 5.5 5.1 2.8 Other inflows of cash, net 6.2 1.3 2.2 Cash from (used in) Investment Activities (382.9) (335.2) (178.2) Dividends paid - (142.7) (0.6) Other inflows of cash, net (0.3) (0.2) 0.0 Cash from (used in) Financing Activities - (0.3) (143.0) (0.6) Net of Proceeds and Repayments Effect of exchange rate changes on cash and (0.7) (5.3) (0.9) cash equivalents Free Cash Flow (253.7) (64.4) (96.3) Net Debt Variation Q4 2018 – Q1 2019 (In US$ Million) (*) As a result of the adoption of IFRS 16, the Company recognized an increase of $287.6 million in Other financial liabilities. Most of the impact refers to leasing of vehicles (US$135.4 million), followed by Others properties, plants and equipment (US$114.7 million) and land lease (US$65.0 million), which are concentrated mainly in Chile, Uruguay and Brazil. As of December31 2018, these types of leases were recognized as cost of sales or Administrative expenses on the Income Statement and, from January 1, 2019, it is recognized as Depreciation for the right of use and it increases slightly our Financial expenses. 13

1Q 2019 RESULTS

FINANCIAL DEBT AND CASH

Net Financial Debt and Leverage
(In US$ Million)

3.2x
2.9x
2.7x
2.5x
2.1x
1.9x
1.9x
2.3x
3,735.8
3,679.2
3,683.6
3,808.5
3,643.0
3,431.7
3,434.3
4,017.8
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019

Debt by Currency

Other Currencies 3%
UF (*) swapped to U.S. Dollar 32%
U.S.Dollar 65%

Debt by Instrument

Leasing 7%
Banks 19%
Bonds 74%

(*) UF is a Chilean monetary unit indexed to inflation.

14

1Q 2019 RESULTS FINANCIAL DEBT AND CASH Arauco’s total financial debt as of March 31, 2019 reached US$4,765.5 million, an increase of 5.7% or US$255.3 million when compared to December 31, 2018 due to IFRS 16 financial leasing (for further details information, please refer to page 13). Of our committed facility line for the Grayling Project, a total of US$6.0 million was disbursed during the first quarter, amounting a total of US$294.0 million of the line used by the end of March 2019. Our consolidated net financial debt increased 17.0% or US$583.4 million when compared with December 31, 2018, while cash and cash equivalents decreased by US$328.2 million, because in the last quarter we issued a bond for approximately US$340.0 million. Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 2.3x, an increase compared to the 1.9x in the last quarter. March December March In US$ Million 2019 2018 2018 Short term financial debt 576.2 535.8 499.6 Long term financial debt 4,189.3 3,974.4 3,802.5 TOTAL FINANCIAL DEBT 4,765.5 4,510.3 4,302.1 Cash and cash equivalents 747.8 1,075.9 493.7 NET FINANCIAL DEBT 4,017.8 3,434.3 3,808.5 LTM Adjusted EBITDA 1,741.9 1,850.5 1,516.1 Net Financial Debt and Leverage (In US$ Million) (*) UF is a Chilean monetary unit indexed to inflation. 14

1Q 2019 RESULTS

Financial Debt Profile

Financial Obligation by Year as of March 31, 2019
(In US$ Million)
526
296
231
395
249
146
387
236
151
439
298
140
337
44
293
788
538
250
57
44
240
532
162
903
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
& thereafter
Bank Loans
Bonds

Short term debt includes accrued interest

Cash

Cash by Currency
Other Currencies 2.7%
Euro 5.4%
Brazilian Real 5.6%
Chilean Peso 20.0%
U.S. Dollar 66.2%

Cash by Instrument
Money Market Funds 20%
Time Deposits 44%
Overnight Accounts 36%

15

1Q 2019 RESULTS Financial Debt Profile For the year 2019, bank and bonds obligations (which include accrued interest) sum up US$526 million. This total amount includes the following maturities: US$137.0 million loans in Montes del Plata, US$66.2 million of leasing, US$13.3 million of credit loans in Argentina, US$8.8 million in our Brazilian subsidiaries and US$5.4 million from our United States subsidiaries. Bond obligations include the maturity of US$202.8 million Yankee Bond in July 2019, from which we repurchased US$33.2 million on April 2019. As a result, the 2019 Yankee Notes outstanding reached US$169.6 million. Additionally, 2019 bond obligations include the amortizations of two local bonds BARAU-F and BARAU-Q. Short term debt includes accrued interest Cash Our cash position was US$747.8 million at the end of the first quarter, which was a US$328.2 million or 30.5% lower compared to the fourth quarter of 2018. Cash provided from operating activities decreased by US$288.8 million, mainly due to lower Receipts from sales of goods which were US$311.0 million down compared to the last quarter. Payments to suppliers and employees remained relatively stable. Cash used in investing activities increase by 14.2% explained by higher capital expedintures incurred during the first quarter. On the other hand, cash used by financing activities reached only US$0.3 million because of the US$142.7 million dividends payment in December 2018. 15

1Q 2019 RESULTS FIRST QUARTER, SUBSEQUENT EVENTS AND NEWS Grayling Project update The new particleboard mill located in Grayling, Michigan, United States was officially inaugurated on April 16. The investment was approximately US$450.0 million, and the annual production capacity is approximately 800,000 m3 of PB. The plant is currently producing and has already commercialized some volumes. Dissolving Pulp Project update The Dissolving Pulp Project had a 75% advance as of March 2019 and the start-up is expected by the end of 2019. The investment for this brownfield project is approximately US$195 million. MAPA project On February 2019, the earth-moving works started. The equipment assembly is expected to begin in October 2019. The start-up of the new Line 3 is expected to take place in the second quarter of 2021, by that time Line 1 will be shutdown. On April 1, 2019, Arauco signed an ECA credit agreement with the Finnish state-owned financing company Finnvera and three banks entities: BNP Paribas, JP Morgan Chase & Co. and Santander for a total of € 555.0 million. The contract considers a disbursement period during the Line 3 construction and 8.5 years with equal amortizations. The funds will be used to buy the main equipment for the mill and the main suppliers are Andritz and Valmet. Puertos y Logística S.A sale As of March 2019, we had an equity interest of 20.3% in the subsidiary Puertos y Logística S.A. On April 5, 2019, we sold such equity interest to DP World Holding UK Ltd. for approximately US$102 million. International Bond Issuance On April 30, 2019, Arauco completed an offering of US$500 million principal amount of 4.25% Notes due 2029 and US$500 million principal amount of 5.5% Notes due 2049. The offering was directed to qualified institutional buyers (QIBs) in the U.S. in reliance upon Rule 144A under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) and to non-U.S. persons outside the U.S. in reliance upon Regulation S under the U.S. Securities Act. Both bonds are bullet with interests paid each semester. The main use of proceeds for these bonds was to finance the MAPA Project, to partially repurchase two of our outstanding bonds: (i) 7.250% Notes due 2019, (ii) 5.000% Notes due 2021. In total, the following amounts were validly tendered: US$33.2 million for the 7.250% Notes due 2019 and US$65.0 million for the 5.000% Notes due 2021. The remaining funds will be used for other corporate purposes. 16

1Q 2019 RESULTS FINANCIAL STATEMENTS Income Statement In US$ Million Q1 2019 Q4 2018 Q1 2018 01-03-2019 01-03-2018 Revenues 1,388.2 1,377.6 1,464.7 1,388.2 1,464.7 Cost of sales (941.9) (927.1) (921.6) (941.9) (921.6) Gross profit 446.3 450.4 543.1 446.3 543.1 Other income 45.5 22.6 37.2 45.5 37.2 Distribution costs (142.9) (142.0) (132.4) (142.9) (132.4) Administrative expenses (141.3) (138.1) (141.5) (141.3) (141.5) Other expenses (22.3) (44.5) (16.8) (22.3) (16.8) Financial income 6.7 8.8 4.8 6.7 4.8 Financial costs (57.4) (58.9) (51.7) (57.4) (51.7) Share of profit (loss) of associates and joint ventures accounted for using equity 4.4 (11.4) 5.8 4.4 5.8 method Other income (loss) 0.0 14.2 0.0 0.0 0.0 Exchange rate differences 2.1 (4.2) 1.0 2.1 1.0 Income before income tax 141.2 97.0 249.6 141.2 249.6 Income tax (15.1) (26.8) (51.8) (15.1) (51.8) Net income 126.1 70.1 197.7 126.1 197.7 Profit attributable to parent company 125.8 68.4 197.8 125.8 197.8 Profit attributable to non-parent company 0.3 1.7 (0.1) 0.3 (0.1) 17

1Q 2019 RESULTS Balance Sheet In US$ Million Q1 2019 Q4 2018 Q1 2018 Cash and cash equivalents 747.8 1,075.9 493.7 Other financial current assets 1.3 0.5 3.0 Other current non-financial assets 223.1 129.9 184.5 Trade and other receivables-net 930.4 839.2 939.5 Related party receivables 5.0 7.3 8.5 Inventories 1,094.6 1,030.2 905.4 Biological assets, current 317.1 315.9 305.2 Tax assets 40.0 36.5 22.8 Non-Current Assets classified as held for sale 5.8 5.7 3.3 Total Current Assets 3,365.0 3,441.2 2,865.8 Other non-current financial assets 26.7 20.3 106.0 Other non-current and non-financial assets 88.5 86.9 121.3 Non-current receivables 12.0 15.6 18.8 Investments accounted through equity method 353.6 358.1 377.4 Intangible assets 95.1 90.1 89.5 Goodwill 65.8 65.9 69.7 Property, plant and equipment 7,651.3 7,174.7 7,015.2 Biological assets, non-current 3,366.2 3,336.3 3,472.9 Deferred tax assets 5.6 4.6 9.3 Total Non-Current Assets 11,664.6 11,152.6 11,280.3 TOTAL ASSETS 15,029.6 14,593.7 14,146.1 Other financial liabilities, current 577.0 537.6 501.0 Trade and other payables 741.0 659.6 585.4 Related party payables 11.3 10.2 9.3 Other provisions, current 1.3 0.4 2.6 Tax liabilities 162.3 153.6 39.1 Current provision for employee benefits 5.8 5.7 6.3 Other non-financial liabilities, current 279.8 212.6 245.7 Total Current Liabilities 1,778.5 1,579.8 1,389.5 Other non-current financial liabilities 4,244.6 4,044.3 3,802.5 Trade and Other payables non-current 2.2 2.2 0.0 Other provisions, non-current 33.7 33.9 35.6 Deferred tax liabilities 1,386.7 1,417.7 1,488.7 Non-current provision for employee benefits 67.5 64.9 72.9 Other non-financial liabilities, non-current 115.3 112.1 115.5 Total Non-Current Liabilities 5,850.0 5,675.0 5,515.2 Non-parent participation 37.3 37.2 41.5 Net equity attributable to parent company 7,363.9 7,301.8 7,199.9 TOTAL LIABILITIES AND EQUITY 15,029.6 14,593.7 14,146.1 18

1Q 2019 RESULTS 1Q 2019 RESULTS Balance Sheet In US$ Million Q1 2019 Q4 2018 Q1 2018 Cash and cash equivalents 747.8 1,075.9 493.7 Other financial current assets 1.3 0.5 3.0 Other current non-financial assets 223.1 129.9 184.5 Trade and other receivables-net 930.4 839.2 939.5 Related party receivables 5.0 7.3 8.5 Inventories 1,094.6 1,030.2 905.4 Biological assets, current 317.1 315.9 305.2 Tax assets 40.0 36.5 22.8 Non-Current Assets classified as held for sale 5.8 5.7 3.3 Total Current Assets 3,365.0 3,441.2 2,865.8 Other non-current financial assets 26.7 20.3 106.0 Other non-current and non-financial assets 88.5 86.9 121.3 Non-current receivables 12.0 15.6 18.8 Investments accounted through equity method 353.6 358.1 377.4 Intangible assets 95.1 90.1 89.5 Goodwill 65.8 65.9 69.7 Property, plant and equipment 7,651.3 7,174.7 7,015.2 Biological assets, non-current 3,366.2 3,336.3 3,472.9 Deferred tax assets 5.6 4.6 9.3 Total Non-Current Assets 11,664.6 11,152.6 11,280.3 TOTAL ASSETS 15,029.6 14,593.7 14,146.1 Other financial liabilities, current 577.0 537.6 501.0 Trade and other payables 741.0 659.6 585.4 Related party payables 11.3 10.2 9.3 Other provisions, current 1.3 0.4 2.6 Tax liabilities 162.3 153.6 39.1 Current provision for employee benefits 5.8 5.7 6.3 Other non-financial liabilities, current 279.8 212.6 245.7 Total Current Liabilities 1,778.5 1,579.8 1,389.5 Other non-current financial liabilities 4,244.6 4,044.3 3,802.5 Trade and Other payables non-current 2.2 2.2 0.0 Other provisions, non-current 33.7 33.9 35.6 Deferred tax liabilities 1,386.7 1,417.7 1,488.7 Non-current provision for employee benefits 67.5 64.9 72.9 Other non-financial liabilities, non-current 115.3 112.1 115.5 Total Non-Current Liabilities 5,850.0 5,675.0 5,515.2 Non-parent participation 37.3 37.2 41.5 Net equity attributable to parent company 7,363.9 7,301.8 7,199.9 TOTAL LIABILITIES AND EQUITY 15,029.6 14,593.7 14,146.1 18 Cash Flow Statement US$ Million Q1 2019 Q4 2018 Q1 2018 FY 2019 FY 2018 Receipts from sales of goods and rendering of 1,377.2 1,687.7 1,307.7 1,377.2 1,307.7 services Other cash receipts (payments) 64.4 51.7 28.4 64.4 28.4 Payments of suppliers and personnel (less) (1,253.6) (1,261.4) (1,232.7) (1,253.6) (1,232.7) Interest paid and received (43.3) (39.2) (41.1) (43.3) (41.1) Income tax paid (12.6) (20.9) 21.8 (12.6) 21.8 Other (outflows) inflows of cash, net (1.8) 1.1 (0.6) (1.8) (0.6) Net Cash Provided by (Used in) Operating Activities 130.3 419.1 83.4 130.3 83.4 Capital Expenditures (394.6) (341.6) (183.2) (394.6) (183.2) Other investment cash flows 11.7 6.4 5.0 11.7 5.0 Net Cash Provided by (Used in) Investing Activities (382.9) (335.2) (178.2) (382.9) (178.2) Proceeds from borrowings (13.9) 418.1 96.5 (13.9) 96.5 Repayments of borrowings (60.5) (12.5) (96.4) (60.5) (96.4) Dividends paid 0.0 (142.7) (0.6) 0.0 (0.6) Other inflows of cash, net (0.3) (0.2) 0.0 (0.3) 0.0 Net Cash Provided by (Used in) Financing Activities (74.7) 262.6 (0.5) (74.7) (0.5) Total Cash Inflow (Outflow) of the Period (327.4) 346.4 (95.3) (327.4) (95.3) Effect of exchange rate changes on cash and cash (0.7) (5.3) (0.9) (0.7) (0.9) equivalents Cash and Cash equivalents at beginning of the period 1,075.9 734.8 589.9 1,075.9 589.9 Cash and Cash Equivalents at end of the Period 747.8 1,075.9 493.7 747.8 493.7 ACCOUNTING POLICIES: IFRS 16 IFRS 16 includes changes in Arauco’s accounting as lessee, by requiring a similar treatment than that of financial leases for all the leases that are currently classified as operational with an effective term exceeding 12 months. This means, in general terms, that it will be necessary to acknowledge an asset that represents the right of use over the goods that are subject to operational leasing agreements as well as a liability, equal to the present value of the payments associated to the agreement. Regarding the effects over the results, the payment of monthly leases shall be replaced by the depreciation for the asset’s right of use and the acknowledgement of a financial expense. Arauco recognized leases retroactively with the cumulative effect of the initial application of the standard recognized as of January 1, 2019, consistently with all leases where it acts a lessee. As a result of the adoption of IFRS 16, the Company recognized a US$290.8 million increase for Property, plant and equipment and a MUS$287.6 million increase for Other financial liabilities. Arauco has chosen not to recognize a liability and an asset for right-of-use for low value leases or whose term of the contract is 12 months or less. 19

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución S.A.
(Registrant)

Date: May 24, 2019	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer